                                                             FILE NO. 333-
                                                                        811-9002

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION MARCH 21, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               INITIAL FILING ON
                                    FORM N-4

  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]
                PRE-EFFECTIVE AMENDMENT NO.                    [ ]
                POST-EFFECTIVE AMENDMENT NO.                   [ ]
                           AND/OR
 REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF
                             1940                              [X]
                       AMENDMENT NO.                           [ ]

                              SEPARATE ACCOUNT ONE
                           (EXACT NAME OF REGISTRANT)

                        NORTHERN LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                        1501 FOURTH AVENUE, SUITE 1000,
                         SEATTLE, WASHINGTON 98101-3620
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (206) 292-1111
                            ------------------------

                                STEWART D. GREGG
                        NORTHERN LIFE INSURANCE COMPANY
                           20 WASHINGTON AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55401
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                            ------------------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
   As soon as practicable after the Registration Statement becomes effective.

It is proposed that this filing will become effective (check appropriate space) [ ] immediately upon filing pursuant to paragraph (b) of Rule 485
[ ] on (date), pursuant to paragraph (b) of Rule 485
[ ] 60 days after filing pursuant to paragraph (a) of Rule 485
[ ] on (date), pursuant to paragraph (a) of Rule 485.

If appropriate, check the following box:
This post-effective amendment designates a new effective date of a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                            ------------------------

        TITLE OF SECURITIES BEING REGISTERED: VARIABLE ANNUITY CONTRACTS
                    ISSUED BY A REGISTERED SEPARATE ACCOUNT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              SEPARATE ACCOUNT ONE
                 CROSS REFERENCE SHEET PURSUANT TO RULE 495(A)

 FORM N-4
ITEM NUMBER                    PART A HEADING IN PROSPECTUS
-----------                    ----------------------------
     1         Cover Page
     2         Definitions
     3         Summary
     4         Condensed Financial Information
     5         The Company; The Variable Account; Investments of the
               Variable Account
     6         Charges Made by the Company
     7         The Contracts
     8         Annuity Provisions
     9         The Contracts
    10         The Contracts
    11         The Contracts
    12         Federal Tax Status
    13         Legal Proceedings
    14         Statement of Additional Information Table of Contents

                  PART B HEADING IN STATEMENT OF ADDITIONAL INFORMATION
                  -----------------------------------------------------
    15         Cover Page
    16         Table of Contents
    17         Introduction
    18         Not Applicable
    19         Distribution of the Contracts
    20         Distribution of the Contracts
    21         Calculation of Yields and Total Returns
    22         Annuity Provisions (In Prospectus)
    23         Financial Statements

                                     PART C HEADINGS
                                     ---------------
    24         Financial Statements and Exhibits
    25         Directors and Officers of the Depositor
    26         Persons Controlled by or Under Common Control with the
               Depositor or Registrant
    27         Number of Contract Owners
    28         Indemnification
    29         Principal Underwriter
    30         Location of Accounts and Records
    31         Not Applicable
    32         Undertakings

        A registration statement relating to the Pilgrim VP Trust Growth Opportunities Portfolio, MagnaCap Portfolio, and MidCap Portfolio ("the Portfolios") has been filed with the Securities and Exchange Commission but has not yet become effective as of the date of this Prospectus Supplement. Shares of these Portfolios may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus and Prospectus Supplement shall not constitute an offer to sell or the solicitation of an offer to buy any securities issued by the Portfolios nor shall there be any sale of the Portfolios' securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                        NORTHERN LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT ONE
                           ADVANTAGE RIA(SM) ANNUITY
                PROSPECTUS SUPPLEMENT DATED APRIL 3, 2000 TO THE
                         PROSPECTUS DATED APRIL 3, 2000

RESTRUCTURING OF NORTHSTAR INVESTMENT FUNDS

The Northstar group of investment funds is being restructured effective April 30, 2000.

Initially, the name of the Northstar group is being changed from the Northstar Galaxy Trust to the Pilgrim Variable Products Trust.

In addition, the names of the individual Northstar investment portfolios are being changed as follows:

                CURRENT NAME                                       NEW NAME
                ------------                                       --------
Northstar Emerging Growth Portfolio              Pilgrim VP SmallCap Opportunities Portfolio
Northstar Growth + Value Portfolio               Pilgrim VP Growth + Value Portfolio
Northstar High Yield Bond Portfolio              Pilgrim VP High Yield Bond Portfolio
Northstar International Value Portfolio          Pilgrim VP International Value Portfolio
Northstar Research Enhanced Index Portfolio      Pilgrim VP Research Enhanced Index Portfolio

The Prospectus to which this Supplement is attached uses the new names, and refers to the investment funds as the Pilgrim funds.

Further, the investment manager to the Northstar investment funds, Pilgrim Advisors, Inc. ("Pilgrim Advisors"), is being merged with and into Pilgrim Investments, Inc. ("Pilgrim Investments"). Pilgrim Advisors and Pilgrim Investments are under common ownership and control. The merger of Pilgrim Advisors and Pilgrim Investments will not result in a change of principal portfolio manager for any Northstar portfolio, and it is not anticipated to affect the management of the Northstar investment funds in any significant respect.

AVAILABILITY OF NEW INVESTMENT FUNDS

The following new investment funds, listed in the Prospectus, are not available as sub-account investments until May 1, 2000:

AIM Dent Demographic Trends Fund
Pilgrim VP Growth Opportunities Portfolio
Pilgrim VP MagnaCap Portfolio
Pilgrim VP MidCap Opportunities Portfolio

For more complete information about any of the new investment funds, including charges and expenses, you can obtain a prospectus by calling (800) ____________. You should read it carefully before you allocate monies to any of these funds.

                                                                   APRIL 3, 2000

                                 NORTHERN LIFE
                           ADVANTAGE RIA(SM) ANNUITY
              INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS
                                   ISSUED BY
                              SEPARATE ACCOUNT ONE
                        NORTHERN LIFE INSURANCE COMPANY

PROFILE OF OUR INDIVIDUAL FIXED AND VARIABLE ANNUITY CONTRACTS

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT FEATURES OF THE CONTRACTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING A CONTRACT. THE CONTRACTS ARE MORE FULLY DESCRIBED IN THE PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.

1. THE ANNUITY CONTRACT: The fixed and variable annuity contracts we are offering are contracts between you, the owner, and us, Northern Life Insurance Company (the "Company").

     We offer five series of Contracts. Transfer Series Contracts include an individual deferred tax sheltered annuity contract, an individual deferred retirement annuity contract and an individual deferred annuity contract ("Transfer Series"). The Flex Series Contracts include a flexible premium individual deferred tax sheltered annuity contract, a flexible premium individual retirement annuity contract, and a flexible premium individual deferred annuity contract for deferred compensation plans established under
Section 457 of the Code ("Flex Series"). The Retail Series Contracts include a flexible premium individual deferred tax sheltered annuity contract, a flexible premium individual retirement annuity contract, and a flexible premium individual deferred annuity contract for deferred compensation plans established under Section 457 of the Code ("Retail Series"). The Plus Series Contracts include a flexible premium individual deferred tax sheltered annuity contract, a flexible premium individual retirement annuity contract, and a flexible premium individual deferred annuity contract for deferred compensation plans established under Section 457 of the Code ("Plus Series"). The RIA Series Contracts include a flexible premium individual deferred tax sheltered annuity contract, a flexible premium individual retirement annuity contract, and a flexible premium individual deferred annuity contract for deferred compensation plans established under Section 457 of the Code ("RIA Series"). Only the RIA Series Contracts are offered through this Profile and the accompanying Prospectus.

     For RIA Series Contracts which are Qualified Plans, the Company will accept single sum, rollover and transfer Purchase Payments as permitted by the Code which are not less than the specific contract minimum Purchase Payment. For the non-qualified RIA Series Contracts, the Company will accept periodic and single sum Purchase Payments, as well as amounts transferred under Section 1035 of the Code, which are not less than the specified Contract minimum Purchase Payment.

     The Contracts provide a means for selecting one or more investment funds ("Investment Funds" or "Funds") on a tax-deferred basis. The Contracts are intended for retirement savings or other long-term investment purposes and provide for a death benefit and guaranteed income options.

     Through the Variable Account, the Contracts offer up to 32 investment options from which you can choose up to 16 over the lifetime of the Contract. The returns on these investment options are not guaranteed and you can possibly lose money. Currently, there is a $25 charge for each transfer in excess of 24 transfers per Contract Year.

     The RIA Series Contracts offer two Fixed Accounts. These Fixed Accounts have an interest rate that is set periodically by the Company. The minimum rate is the guaranteed rate. While your money is in a fixed account, the interest you earn and your principal are guaranteed by the Company.

     The Contracts have two phases: the accumulation phase and the income or payout phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are not taxed as income until you make a withdrawal. The amounts accumulated during the accumulation phase will determine the amount of annuity payments. The income phase occurs when you begin receiving regular annuity payments from your contract on the annuity commencement date.

2. ANNUITY PAYMENTS (THE INCOME PHASE): If you want to receive regular income from your annuity, you can choose one of three options: (1) monthly payments for your life (assuming you are the annuitant); (2) monthly payments for your life, but with payments continuing to the beneficiary for 10 years if you die before the end of the selected period; and (3) monthly payments for your life and for the life of another person (usually your spouse) selected by you. Once you begin receiving regular annuity payments, you cannot change your payment plan.

     During the income phase, you have the same investment options you had during the accumulation phase. For RIA Series Contracts, you can choose to have annuity payments come from Fixed Account A, the Variable Account or both. If you choose to have any part of your annuity payments come from the Variable Account, the dollar amount of your annuity payments may go up or down.

3. PURCHASE: The minimum amount the Company will accept as an initial purchase payment is $25,000 for RIA Series Contracts. The Company may choose not to accept any subsequent purchase payment for RIA Series Contracts if it is less than $5,000. The Company may choose not to accept any subsequent purchase payments if the additional payments, when added to the Contract Value at the next Valuation Date, would exceed $1,000,000.

4. INVESTMENT OPTIONS: You can put your money in up to 16 of these 32 investment options which are described in the prospectuses for the Funds. You do not have to choose your investment options in advance, but upon participation in the sixteenth Fund you would only be able to transfer within the 16 already utilized and which are still available.

PORTFOLIO

    AIM VARIABLE INSURANCE            THE ALGER        FIDELITY VARIABLE INSURANCE   FIDELITY VARIABLE INSURANCE
         FUNDS, INC.                AMERICAN FUND             PRODUCTS FUND               PRODUCTS FUND II
------------------------------   -------------------   ---------------------------   ---------------------------
AIM V.I. Dent Demographic        Alger American           VIP Equity-Income            VIP II Asset Manager:
Trends Fund                       Growth Portfolio         Portfolio                    Growth Portfolio
                                 Alger American           VIP Growth Portfolio         VIP II Contrafund
                                  Leveraged AllCap        VIP Money Market              Portfolio
                                  Portfolio                Portfolio                   VIP II Index 500
                                 Alger American                                         Portfolio
                                  MidCap Growth                                        VIP II Investment Grade
                                  Portfolio                                             Bond Portfolio
                                 Alger American
                                  Small
                                  Capitalization
                                  Portfolio
                                  NEUBERGER BERMAN
                                      ADVISERS                                            PILGRIM VARIABLE
      JANUS ASPEN SERIES          MANAGEMENT TRUST       OCC ACCUMULATION TRUST            PRODUCTS TRUST
------------------------------   -------------------     ----------------------      ---------------------------
Aggressive Growth Portfolio      Limited Maturity         Equity Portfolio             Pilgrim VP Growth
Growth Portfolio                  Bond Portfolio           Global Equity Portfolio      Opportunities Portfolio
International Growth Portfolio   Partners Portfolio       Managed Portfolio            Pilgrim VP Growth + Value
Worldwide Growth Portfolio       Socially Responsive      Small Cap Portfolio           Portfolio
                                  Portfolio                                            Pilgrim VP High Yield
                                                                                        Bond Portfolio
                                                                                       Pilgrim VP International
                                                                                        Value Portfolio
                                                                                       Pilgrim VP MagnaCap
                                                                                        Portfolio
                                                                                       Pilgrim VP Midcap
                                                                                        Opportunities Portfolio
                                                                                       Pilgrim VP Research
                                                                                        Enhanced Index Portfolio
                                                                                       Pilgrim VP SmallCap
                                                                                        Opportunities Portfolio




    FIDELITY VARIABLE INSURANCE
         PRODUCTS FUND III
   ----------------------------
       VIP III Growth
        Opportunities
        Portfolio

Depending upon market conditions, you can make or lose money in any of these Funds.

5. EXPENSES: The Contract has insurance features and investment features, and there are costs related to each.

     There are investment fund annual expenses which range from 0.27% to 1.53% of the average daily value of the investment fund depending upon the investment option which you select.

     No deduction for a sales charge is made from Purchase Payments on the date they are received by the Company. There is no withdrawal charge for RIA Series Contracts.

     We may also assess a state premium tax charge which ranges from 0% to 3.5% depending upon the state.

     The following chart is designed to help you understand the expenses in the Contract.

     The column "Total Annual Expenses" shows the .60% insurance charges (1.40% charges less a .80% product asset credit which is applied monthly) and the investment expenses for each investment portfolio. The Total Annual Expenses are assessed for year 1 and year 10. There is no withdrawal charge.

                                                                                                          EXAMPLES:
                                                                                                        TOTAL ANNUAL
                                                                                                         EXPENSES AT
                                                                                                           END OF:
                                                                  TOTAL        TOTAL                  -----------------
                                                                 ANNUAL       ANNUAL       TOTAL      1 YEAR    10 YEAR
                                                                INSURANCE    PORTFOLIO     ANNUAL      RIA        RIA
                      INVESTMENT FUNDS                           CHARGES     EXPENSES     EXPENSES    SERIES    SERIES
                      ----------------                          ---------    ---------    --------    ------    -------
AIM Variable Insurance Funds, Inc.
  AIM V.I. Dent Demographic Trends Fund.....................      0.60%        1.40%       2.00%       $20       $232
THE ALGER AMERICAN FUND:
  Alger American Growth Portfolio...........................      0.60%        0.79%       1.39%       $14       $166
  Alger American Leveraged AllCap Portfolio.................      0.60%        0.93%       1.53%       $16       $182
  Alger American MidCap Growth Portfolio....................      0.60%        0.85%       1.45%       $15       $173
  Alger American Small Capitalization Portfolio.............      0.60%        0.90%       1.50%       $15       $178
FIDELITY VARIABLE INSURANCE PRODUCTS FUND:
  VIP Equity-Income Portfolio...............................      0.60%        0.56%       1.16%       $12       $140
  VIP Growth Portfolio......................................      0.60%        0.65%       1.25%       $13       $151
  VIP Money Market Portfolio................................      0.60%        0.27%       0.87%       $ 9       $107
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II:
  VIP II Asset Manager: Growth Portfolio....................      0.60%        0.70%       1.30%       $13       $156
  VIP II Contrafund Portfolio...............................      0.60%        0.65%       1.25%       $13       $151
  VIP II Index 500 Portfolio................................      0.60%        0.28%       0.88%       $ 9       $108
  VIP II Investment Grade Bond Portfolio....................      0.60%        0.54%       1.14%       $12       $138
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III:
  VIP III Growth Opportunities Portfolio....................      0.60%        0.68%       1.28%       $13       $154
JANUS ASPEN SERIES:
  Aggressive Growth Portfolio...............................      0.60%        0.67%       1.27%       $13       $153
  Growth Portfolio..........................................      0.60%        0.67%       1.27%       $13       $153
  International Growth Portfolio............................      0.60%        0.76%       1.36%       $14       $163
  Worldwide Growth Portfolio................................      0.60%        0.70%       1.30%       $13       $156
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST:
  Limited Maturity Bond Portfolio...........................      0.60%        0.76%       1.36%       $14       $163
  Partners Portfolio........................................      0.60%        0.87%       1.47%       $15       $175
  Socially Responsive Portfolio.............................      0.60%        1.53%       2.13%       $22       $245
OCC ACCUMULATION TRUST:
  Equity Portfolio..........................................      0.60%        0.91%       1.51%       $15       $179
  Global Equity Portfolio...................................      0.60%        1.10%       1.70%       $17       $200
  Managed Portfolio.........................................      0.60%        0.83%       1.43%       $15       $171
  Small Cap Portfolio.......................................      0.60%        0.89%       1.49%       $15       $177

                                                                                                          EXAMPLES:
                                                                                                        TOTAL ANNUAL
                                                                                                         EXPENSES AT
                                                                                                           END OF:
                                                                  TOTAL        TOTAL                  -----------------
                                                                 ANNUAL       ANNUAL       TOTAL      1 YEAR    10 YEAR
                                                                INSURANCE    PORTFOLIO     ANNUAL      RIA        RIA
                      INVESTMENT FUNDS                           CHARGES     EXPENSES     EXPENSES    SERIES    SERIES
                      ----------------                          ---------    ---------    --------    ------    -------
PILGRIM VARIABLE PRODUCTS TRUST
  Pilgrim VP Growth Opportunities Portfolio.................      0.60%        0.90%       1.50%       $15       $178
  Pilgrim VP Growth + Value Portfolio.......................      0.60%        0.80%       1.40%       $14       $167
  Pilgrim VP High Yield Bond Portfolio......................      0.60%        0.80%       1.40%       $14       $167
  Pilgrim VP International Value Portfolio..................      0.60%        1.00%       1.60%       $16       $189
  Pilgrim VP MagnaCap Portfolio.............................      0.60%        0.90%       1.50%       $15       $178
  Pilgrim VP MidCap Opportunities Portfolio.................      0.60%        0.90%       1.50%       $15       $178
  Pilgrim VP Research Enhanced Index Portfolio..............      0.60%        0.90%       1.50%       $15       $178
  Pilgrim VP SmallCap Opportunities Portfolio...............      0.60%        0.90%       1.50%       $15       $178

     Certain of the portfolios are subject to fee waiver or reimbursement arrangements. The charges listed above reflect any expense reimbursement or fee waiver. For more detailed information, see Summary of Contract Expenses in the Prospectus for the Contract.

6. TAXES: Your earnings are not taxed until you take them out. If you withdraw money, earnings may come out first and will be taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the amount treated as taxable income. Annuity payments during the income phase may be considered partly a return of your original investment, in which case that part of each payment is not taxable as income.

7. ACCESS TO YOUR MONEY: You can take money out at any time during the accumulation phase. For RIA Series Contracts, there are no withdrawal charges. You may have to pay income tax and a tax penalty on any money you take out. Withdrawals from Contracts that are tax sheltered annuity contracts established pursuant to Section 403(b) of the Code are subject to special restrictions on withdrawals, as discussed in the Prospectus.

8. PERFORMANCE: The value of the Contract will vary up or down depending upon the investment performance of the investment funds you choose. The following chart shows total returns through December 31, 1999, for each investment fund for the time periods shown. This chart reports performance returns only from the date an investment fund was offered through the Variable Account by one or more Contracts and for periods where our Contracts offered the investment fund for a complete year. These numbers reflect the insurance charges, the contract maintenance charge, the investment expenses and all other expenses of the investment fund. These numbers do not reflect any withdrawal charges since there is no withdrawal charge for RIA Series Contracts and there would be no reduction in performance returns for RIA Series Contracts. Past performance is not a guarantee of future results. Investment in the money market fund option is neither insured nor guaranteed by the U.S. government and there can be no assurance that it will be able to maintain a stable net asset value of $1 per share.

     Performances of certain of the portfolios reflect a voluntary expense limitation, as described in the prospectus. In the absence of this voluntary limitation the total return would have been lower.

                                                                CALENDAR YEAR
                                                                -------------
                                                                    1999
                                                                -------------
AIM VARIABLE INSURANCE FUNDS, INC.
  AIM V.I. Dent Demographic Trends Fund.....................          N/A
THE ALGER AMERICAN FUND
  Alger American Growth Portfolio...........................        32.94%
  Alger American Leveraged AllCap Portfolio.................        77.00%
  Alger American MidCap Growth Portfolio....................        31.06%
  Alger American Small Capitalization Portfolio.............        42.56%
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
  VIP Equity-Income Portfolio...............................         5.69%
  VIP Growth Portfolio......................................        36.61%
  VIP Money Market Portfolio................................         4.55%
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
  VIP II Asset Manager: Growth Portfolio....................        14.57%
  VIP II Contrafund Portfolio...............................        28.51%
  VIP II Index 500 Portfolio................................        19.79%
  VIP II Investment Grade Bond Portfolio....................        (1.64)%
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
  VIP III Growth Opportunities Portfolio....................         3.65%
JANUS ASPEN SERIES
  Aggressive Growth Portfolio...............................       124.06%
  Growth Portfolio..........................................        43.12%
  International Growth Portfolio............................        81.19%
  Worldwide Growth Portfolio................................        63.47%
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
  Limited Maturity Bond Portfolio...........................         0.87%
  Partners Portfolio........................................         6.73%
  Socially Responsive Portfolio.............................          N/A
OCC ACCUMULATION TRUST
  Equity Portfolio..........................................         1.93%
  Global Equity Portfolio...................................        25.77%
  Managed Portfolio.........................................         4.37%
  Small Cap Portfolio.......................................        (2.42)%
PILGRIM VARIABLE PRODUCTS TRUST
  Pilgrim VP Growth Opportunities Portfolio.................          N/A
  Pilgrim VP Growth + Value Portfolio.......................        93.82%
  Pilgrim VP High Yield Bond Portfolio......................        (3.80)%
  Pilgrim VP International Value Portfolio..................        49.28%
  Pilgrim VP MagnaCap Portfolio.............................          N/A
  Pilgrim VP MidCap Opportunities Portfolio.................          N/A
  Pilgrim VP Research Enhanced Index Portfolio..............         5.19%
  Pilgrim VP SmallCap Opportunities Portfolio...............       139.60%

9. DEATH BENEFIT: If you die prior to the income phase, the person you have chosen as your beneficiary will receive a death benefit. For RIA Series Contracts, this death benefit will be the greater of: 1) the money you've put in reduced by any money you've taken out, any Outstanding Loan Balance and previously deducted Annual Contract Charges; or 2) the current value of your Contract less the Outstanding Loan Balance.

10. OTHER INFORMATION

FREE LOOK. If you cancel the Contract within 10 days after receiving it (or whatever period is required in your state), we will return the Contract Value without assessing a withdrawal charge. The Contract Value may be more or less than your original payment, unless otherwise required by applicable law.

     For RIA Series Contracts, if you reside in a state requiring the return of purchase payments made for any cancellation during a free look period, the amount of your initial payments will be allocated to the money market option during the free look period in your state plus five calendar days. If you cancel your Contract we will return your payments made or the Contract Value, whichever is larger. If you keep your Contract, we will then allocate your initial payments plus Contract Earnings to the appropriate Fund(s) you have chosen.

NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

WHO SHOULD PURCHASE THE CONTRACT? This Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. ADDITIONAL FEATURES. This Contract has additional Features you might be interested in. These include:

     - If the Contract you purchase is issued for use with a Qualified Plan pursuant to Section 403(b) of the Code, loans from the Contract may be available. These loans are subject to certain restrictions.

     - You can arrange to have money automatically sent to you each month while your Contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature Systematic Withdrawal.

     - You can arrange to have a regular amount of money automatically transferred to investment portfolios each month to provide for regular level investments over time. We call this feature Dollar Cost Averaging.

     - The Company will automatically readjust the money in your Contract between investment portfolios periodically to keep the blend you select. We call this feature Automatic Reallocation.

These features are not available in all states and may not be suitable for your particular situation.

11. INQUIRIES

If you need more information, please contact us at:

Northern Life Insurance Company
P.O. Box 5050
Minot, North Dakota 58702-5050
1-877-884-5050

or the distributor of the Contracts, our affiliated Company,

Washington Square Securities, Inc.
20 Washington Avenue South
Minneapolis, Minnesota 55401
1-800-621-3750

or your registered representative.

                                 NORTHERN LIFE
                           ADVANTAGE RIA(SM) ANNUITY
              INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS
                                   ISSUED BY
                              SEPARATE ACCOUNT ONE
                        NORTHERN LIFE INSURANCE COMPANY
         1501 FOURTH AVENUE, SUITE 1000, SEATTLE, WASHINGTON 98101-3620
                           TELEPHONE: (206) 292-1111

     Northern Life Insurance Company (the "Company") offers five series of flexible premium Individual Deferred Variable/Fixed Annuity Contracts ("Contracts") for use in connection with retirement plans qualifying for special tax treatment under the Internal Revenue Code. (See "Federal Tax Status.") The five Series of Contracts offered by the Company (the "Flex Series", the "Transfer Series", the "Retail Series", the "Plus Series" and the "RIA Series") differ in the amount of Purchase Payments required, when Purchase Payments can be made and certain charges imposed under the Contracts. In addition, the Transfer Series Contracts, the Retail Series Contracts, the Plus Series Contracts and the RIA Series Contracts are offered on a non-qualified basis. This Prospectus describes and offers only the RIA Series Contracts, also known as the Northern Life Advantage RIA(SM) Annuity.

     The Contracts provide for accumulation of Contract Value and payment of annuity benefits on a variable or fixed basis, or a combination variable and fixed basis. Annuity Payouts under the Contracts are deferred until a selected later date.

     Subject to certain restrictions, you can allocate premiums to:

     - for the RIA Series Contracts, two separate Fixed Accounts (Fixed Account A and Fixed Account C), which are accounts that provide a minimum specified rate of interest; and

     - Sub-Accounts of Separate Account One (the "Variable Account"), a variable account allowing you to invest in certain portfolios of the following Funds (the "Investment Funds"):

AIM Variable Insurance Funds, Inc.
The Alger American Fund
Fidelity Variable Insurance Products Fund (VIP)
Fidelity Variable Insurance Products Fund II (VIP II)
Fidelity Variable Insurance Products Fund III (VIP III)
Janus Aspen Series
Neuberger Berman Advisers Management Trust
OCC Accumulation Trust
Pilgrim Variable Products Trust

     The Variable Account, your account value and the amount of any variable annuity payments that you receive will vary, primarily based on the investment performance of the Investment Funds you select. (For more information about investing in the Investment Funds, see "Investments of the Variable Account".) The Fixed Accounts are part of the general account of the Company. Information about the Fixed Accounts is contained in Appendix A.

     Additional information about the Contracts, the Company, and the Variable Account is contained in a Statement of Additional Information dated April 3, 2000, which has been filed with the Securities and Exchange Commission ("SEC") and is available upon request without charge by writing to Northern Life Insurance Company, P.O. Box 5050, Minot, North Dakota 58702-5050, by calling
(877) 884-5050, or by accessing the SEC's Internet web site (http://www.sec.gov). The Statement of Additional Information is incorporated by reference in this Prospectus. The Table of Contents for the Statement of Additional Information may be found on page 35 of this Prospectus.

THIS PROSPECTUS SETS FORTH CONCISELY THE INFORMATION ABOUT THE CONTRACTS THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING AND SHOULD BE RETAINED FOR FUTURE REFERENCE.

     These insurance and investment products:

     - ARE NOT BANK DEPOSITS OR GUARANTEED BY A BANK

     - ARE NOT INSURED OR GUARANTEED BY THE FDIC, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY

     - ARE AFFECTED BY MARKET FLUCTUATIONS AND INVOLVE INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL

     - HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is accompanied by the current prospectuses for the investment funds offered by AIM Variable Insurance Funds, Inc., The Alger American Fund, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund III, Janus Aspen Series, Neuberger Berman Advisers Management Trust, OCC Accumulation Trust, and Pilgrim Variable Products Trust.

THE DATE OF THIS PROSPECTUS IS APRIL 3, 2000

                               TABLE OF CONTENTS

Definitions.................................................      4
Summary of Contract Expenses................................      6
The Company.................................................     11
The Variable Account........................................     11
Investments of the Variable Account.........................     11
  Reinvestment..............................................     15
  Addition, Deletion or Substitution of Fund Shares.........     15
Charges Made by the Company.................................     16
  Withdrawal Charge (Contingent Deferred Sales Charge)......     16
  Annual Contract Charge....................................     16
  Mortality Risk Charge.....................................     16
  Expense Risk Charge.......................................     16
  Administrative Charge.....................................     17
  Sufficiency of Charges....................................     17
  Premium and Other Taxes...................................     17
  Reduction of Charges......................................     17
  Expenses of the Funds.....................................     18
Administration..............................................     18
The Contracts...............................................     18
  Contract Application and Purchase Payments................     18
  Revocation................................................     18
  Allocation of Purchase Payments...........................     19
  Accumulation Unit Value...................................     19
  Net Investment Factor.....................................     19
  Death Benefit Before the Start Date.......................     20
  Payment of Death Benefit Before the Start Date............     20
  Death Benefit After Start Date............................     20
  Withdrawal (Redemption)...................................     20
  Systematic Withdrawals....................................     21
  Loans Available From Certain Qualified Contracts..........     22
  Reallocations.............................................     22
     Written Reallocations..................................     23
     Telephone Reallocations................................     23
     Automatic Reallocations................................     23
     Dollar Cost Averaging Reallocations....................     24
     Reallocations From the Fixed Accounts..................     24
  Assignments...............................................     25
  Contract Owner and Beneficiaries..........................     25
  Contract Inquiries........................................     25
Annuity Provisions..........................................     25
  Start Date................................................     25
  Annuity Payout Selection..................................     26
  Forms of Annuity Payouts..................................     26
  Frequency and Amount of Annuity Payouts...................     27
  Annuity Payouts...........................................     27
  Sub-Account Annuity Unit Value............................     27
  Assumed Investment Rate...................................     27
  Partial Annuitization.....................................     28

Federal Tax Status..........................................     28
  Introduction..............................................     28
  Tax Status of the Contract................................     28
  Taxation of Annuities.....................................     29
  Penalty Tax on Certain Distributions......................     30
  Transfers, Assignments or Exchanges of a Contract.........     31
  Withholding...............................................     31
  Multiple Contracts........................................     31
  Taxation of Qualified Plans...............................     31
  Corporate Pension and Profit-Sharing Plans and H.R. 10
     Plans..................................................     32
  Individual Retirement Annuities...........................     32
  Tax Sheltered Annuities...................................     32
  Section 457 Plans.........................................     32
  Possible Charge for the Company's Taxes...................     33
  Other Tax Consequences....................................     33
  Possible Changes in Taxation..............................     33
Voting of Fund Shares.......................................     33
Distribution of the Contracts...............................     34
Reports to Contract Owners..................................     34
Legal Proceedings...........................................     34
Financial Statements and Experts............................     34
Further Information.........................................     34
Separate Account One Statement of Additional Information
  Table of Contents.........................................     35
Appendices..................................................    A-1

DEFINITIONS

ACCUMULATION UNIT. A unit of measure used to determine the Variable Account
     Contract Value.

ANNUITANT. The person whose life determines the annuity payouts payable at the Start Date under a Contract.

ANNUITY PAYOUT DATE. Unless otherwise agreed to by the Company, the first business day of any calendar month in which a Fixed or Variable Annuity Payout is made under a Contract.

ANNUITY UNIT. A unit of measure used to determine the amount of a Variable
     Annuity Payout after the first Variable Annuity Payout.

BENEFICIARY. The person(s) named by the Contract Owner to receive the Death
     Benefit upon the death of the Contract Owner or Annuitant, if applicable, before the Start Date and to receive the balance of annuity payouts, if any, under the annuity payout(s) in effect at the Annuitant's death.

CODE. The Internal Revenue Code of 1986, as amended.

COMPANY. Northern Life Insurance Company, a stock life insurance company incorporated under the laws of the State of Washington.

CONTINGENT BENEFICIARY. The person(s) named to become the Beneficiary if the Beneficiary dies, if applicable.

CONTRACT ANNIVERSARY. The same day and month as the Issue Date each year.

CONTRACT EARNINGS. The Contract Value on any Valuation Date, plus the aggregate
     Purchase Payments withdrawn up to that date, minus the aggregate Purchase Payments made up to that date.

CONTRACT OWNER. The person who controls all the rights and privileges under a Contract.

CONTRACT VALUE. The sum of the Variable Account Contract Value, plus the sum of the Fixed Account A, Fixed Account B, and Fixed Account C Contract Values.

CONTRACT YEAR. Each twelve-month period starting with the Issue Date and each Contract Anniversary thereafter.

DEATH BENEFIT. The amount payable, if any, upon the death before the Start Date of the Contract Owner of a qualified Contract or the Annuitant or Contract Owner in the case of a non-qualified Contract.

DEATH BENEFIT VALUATION DATE. The Valuation Date next following the date the
     Company receives proof of death and an appropriate written request for payment of the Death Benefit from the Beneficiary.

FIXED ACCOUNT A. Part of the general account of the Company, which consists of all assets of the Company, other than those assets allocated to separate accounts of the Company.

FIXED ACCOUNT A CONTRACT VALUE. An amount equal to the sum of Purchase Payments allocated to Fixed Account A, increased by reallocations made to Fixed Account A (including amounts reallocated to the Loan Account) and interest credited to Fixed Account A, less reallocations out of Fixed Account A, withdrawals from Fixed Account A (including amounts applied to purchase annuity payouts, withdrawal charges and applicable premium taxes) and deductions for the Annual Contract Charge.

FIXED ACCOUNT C. Part of the general account of the Company, which consists of all assets of the Company, other than those assets allocated to separate accounts of the Company.

FIXED ACCOUNT C CONTRACT VALUE. An amount equal to the sum of Purchase Payments allocated to Fixed Account C, increased by interest credited to Fixed Account C, less reallocations from Fixed Account C (including withdrawal charges and applicable premium taxes), and deductions for the Annual Contract Charge.

FIXED ANNUITY PAYOUT. A series of periodic payments to the Payee which do not vary in amount, are guaranteed as to principal and interest, and are paid from the general account of the Company.

FUND. Any open-end management investment company (or portfolio thereof) or unit investment trust (or series thereof) in which a Sub-Account invests as described herein.

INITIAL PURCHASE PAYMENT TRANSFER DATE. The Initial Purchase Payment Transfer
     Date is the date that is five calendar days after the applicable state free look period, and is generally 16 days after the Contract Date. This may vary by state.

ISSUE DATE. The date on which the Contract is issued as shown on the Contract data page.

LOAN ACCOUNT. The portion, if any, of Contract Value segregated within Fixed
     Account A which is designated as security for a loan under the Contract.

OUTSTANDING LOAN BALANCE. The aggregate value, if any, of all existing loans, plus any accumulated loan interest, less any loan repayments.

PAYEE. The person to whom the Company will make Annuity Payouts.

PRODUCT ASSET CREDIT. The Product Asset Credit is applicable to RIA Series
     Contracts only. It is equal to an annual rate of .80% of the average daily Variable Account Contract Value. This credit is applied monthly and is added to the Sub-Accounts of the Variable Account.

PURCHASE PAYMENT. A payment made to the Company under a Contract which, if permitted under a Contract includes periodic, single lump sum, rollover and transfer payments.

QUALIFIED PLAN. A retirement plan under Sections 401(a), 403(b), 408, 408A or
     457 of the Code.

SEC. The Securities and Exchange Commission.

SPECIFIED CONTRACT ANNIVERSARY. Each sixth Contract Anniversary.

START DATE. The date on which all of the Contract Value is used to purchase a Fixed and/or Variable Annuity Payout.

SUB-ACCOUNT. A subdivision of the Variable Account Available under a Contract which invests in shares of a specific Fund.

SUB-ACCOUNT CONTRACT VALUE. For any Sub-Account, an amount equal to the number of Accumulation Units of that Sub-Account under a Contract when the Sub-Account Contract Value is computed, multiplied by the accumulation unit value for that Sub-Account.

WITHDRAWAL VALUE. The Contract Value less any applicable Withdrawal Charge, any
     Outstanding Loan Balance and in the case of a full withdrawal, less the Annual Contract Charge.

VALUATION DATE. Each day on which the New York Stock Exchange is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Rev. Dr. Martin Luther King, Jr. Day; President's Day; Good Friday; Memorial Day; July Fourth; Labor Day; Thanksgiving Day; and Christmas Day.

VALUATION PERIOD. The period of time between a Valuation Date and the next
     Valuation Date.

VARIABLE ACCOUNT. Separate Account One, which is a separate investment account of the Company.

VARIABLE ACCOUNT CONTRACT VALUE. The sum of all Sub-Account Contract Values under a Contract.

VARIABLE ANNUITY PAYOUT. A series of periodic payments to the Payee which will vary in amount based on the investment performance of the Sub-Accounts selected under a Contract.

SUMMARY OF CONTRACT EXPENSES

CONTRACT OWNER TRANSACTION EXPENSES
Sales Charge Imposed on Purchases...........................    None
Maximum Withdrawal Charge RIA Series (a)....................    None
Reallocation Charge (b).....................................    None
ANNUAL CONTRACT CHARGE (RIA SERIES) (C).....................    None
VARIABLE ACCOUNT ANNUAL EXPENSES
  (as a percentage of average account value)
RIA SERIES CONTRACTS
Mortality and Expense Risk Charges..........................   1.25%
Other Account Fees and Expenses (see "Administrative
  Charge")..................................................    .15%
Total Variable Account Annual Expenses (1)..................   1.40%

     In addition to the costs and expenses shown in this table, state premium taxes may also be applicable. For more information on state premium taxes, see "Premium and Other Taxes."

ANNUAL INVESTMENT FUND EXPENSES AFTER REIMBURSEMENTS (D)*
  (as a percentage of Fund average net assets)

                                                                                              TOTAL
                                                                                            INVESTMENT
                                                             MANAGEMENT                        FUND
                                                             (ADVISORY)                       ANNUAL
                                                              FEES(D)     OTHER EXPENSES     EXPENSE
                                                             ----------   --------------    ----------
AIM V.I. Dent Demographic Trends Fund (d)(e).............        0.85%          0.55%           1.40%
Alger American Growth Portfolio (d)......................        0.75%          0.04%           0.79%
Alger American Leveraged AllCap Portfolio (d)............        0.85%          0.08%           0.93%
Alger American MidCap Growth Portfolio (d)...............        0.80%          0.05%           0.85%
Alger American Small Capitalization Portfolio (d)........        0.85%          0.05%           0.90%
Fidelity VIP Equity-Income Portfolio (d)(e)..............        0.48%          0.08%           0.56%
Fidelity VIP Growth Portfolio (d)(e).....................        0.58%          0.07%           0.65%
Fidelity VIP Money Market Portfolio (d)..................        0.18%          0.09%           0.27%
Fidelity VIP II Asset Manager: Growth Portfolio
  (d)(e)(f)..............................................        0.58%          0.12%           0.70%
Fidelity VIP II Contrafund Portfolio (d)(f)..............        0.58%          0.07%           0.65%
Fidelity VIP II Index 500 Portfolio (d)(f)...............        0.24%          0.04%           0.28%
Fidelity VIP II Investment Grade Bond Portfolio (d)......        0.43%          0.11%           0.54%
Fidelity VIP III Growth Opportunities Portfolio (d)(f)...        0.58%          0.10%           0.68%
Janus Aspen Aggressive Growth Portfolio (d)(g)...........        0.65%          0.02%           0.67%
Janus Aspen Growth Portfolio (d)(g)......................        0.65%          0.02%           0.67%
Janus Aspen International Growth Portfolio (d)(g)........        0.65%          0.11%           0.76%
Janus Aspen Worldwide Growth Portfolio (d)(g)............        0.65%          0.05%           0.70%
Neuberger Berman Advisers Management Trust Limited
  Maturity Bond Portfolio (d)(h).........................        0.65%          0.11%           0.76%
Neuberger Berman Advisers Management Trust Partners
  Portfolio (d)(h).......................................        0.80%          0.07%           0.87%
Neuberger Berman Advisers Management Trust Socially
  Responsive Portfolio (d)(h)(i).........................        0.85%          0.68%           1.53%
OCC Equity Portfolio (d)(j)..............................        0.80%          0.11%           0.91%
OCC Global Equity Portfolio (d)(j).......................        0.80%          0.30%           1.10%
OCC Managed Portfolio (d)(j).............................        0.77%          0.06%           0.83%
OCC Small Cap Portfolio (d)(j)...........................        0.80%          0.09%           0.89%
Pilgrim VP Growth Opportunities Portfolio (k)(e).........        0.75%          0.15%           0.90%
Pilgrim VP Growth + Value Portfolio (k)..................        0.75%          0.05%           0.80%

                                                                                              TOTAL
                                                                                            INVESTMENT
                                                             MANAGEMENT                        FUND
                                                             (ADVISORY)                       ANNUAL
                                                              FEES(D)     OTHER EXPENSES     EXPENSE
                                                             ----------   --------------    ----------
Pilgrim VP High Yield Bond Portfolio (k).................        0.75%          0.05%           0.80%
Pilgrim VP International Value Portfolio (k).............        1.00%          0.00%           1.00%
Pilgrim VP MagnaCap Portfolio (k)(e).....................        0.75%          0.15%           0.90%
Pilgrim VP MidCap Opportunities Portfolio (k)(e).........        0.75%          0.15%           0.90%
Pilgrim VP Research Enhanced Index Portfolio (k).........        0.75%          0.15%           0.90%
Pilgrim VP SmallCap Opportunities Portfolio (k)..........        0.75%          0.15%           0.90%

-------------------------

* The fees and expense information regarding the Funds was provided by the Funds. Except for the Pilgrim Variable Products Trust, neither the Funds nor their advisers are affiliated with the Company.

EXAMPLES
     If a full withdrawal of the Contract Value is made at the end of the applicable time period, the following expenses on a $1,000 investment, assuming a 5% annual return on assets, would be paid. The fee table on the left is based on the Total Variable Account Annual Expenses of 1.40% as shown in the Summary of Contract Expenses. The fee table on the right is based on the Actual Variable Account expenses of .60%, determined by offsetting the Mortality and Expense Risk Charge and the Administrative Charge by the Product Asset Credit of .80%.

                                                   TOTAL VARIABLE ACCOUNT                  TOTAL VARIABLE ACCOUNT
                                                  ANNUAL EXPENSES OF 1.40%                ANNUAL EXPENSES OF 0.60%
                                            -------------------------------------   -------------------------------------
                                            1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                             RIA       RIA       RIA       RIA       RIA       RIA       RIA       RIA
                                            SERIES   SERIES    SERIES     SERIES    SERIES   SERIES    SERIES     SERIES
                                            ------   -------   -------   --------   ------   -------   -------   --------
AIM V.I. Dent Demographic Trends Fund.....   $28       $87      $147       $311      $20       $63      $107       $232
Alger American Growth Portfolio...........    22        68       117        251       14        44        76        166
Alger American Leveraged AllCap
  Portfolio...............................    24        73       124        265       16        48        83        182
Alger American MidCap Growth Portfolio....    23        70       120        257       15        46        79        173
Alger American Small Capitalization
  Portfolio...............................    23        72       123        262       15        47        82        178
Fidelity VIP Equity-Income Portfolio......    20        61       105        227       12        37        64        140
Fidelity VIP Growth Portfolio.............    21        64       110        237       13        40        69        151
Fidelity VIP Money Market Portfolio.......    17        53        91        197        9        28        48        107
Fidelity VIP II Asset Manager: Growth
  Portfolio...............................    21        66       113        242       13        41        71        156
Fidelity VIP II Contrafund Portfolio......    21        64       110        237       13        40        69        151
Fidelity VIP II Index 500 Portfolio.......    17        53        91        198        9        28        49        108
Fidelity VIP II Investment Grade Bond
  Portfolio...............................    20        61       104        225       12        36        63        138
Fidelity VIP III Growth Opportunities
  Portfolio...............................    21        65       112        240       13        41        70        154
Janus Aspen Aggressive Growth Portfolio...    21        65       111        239       13        40        70        153
Janus Aspen Growth Portfolio..............    21        65       111        239       13        40        70        153
Janus Aspen International Growth
  Portfolio...............................    22        67       116        248       14        43        74        163
Janus Aspen Worldwide Growth Portfolio....    21        66       113        242       13        41        71        156
Neuberger Berman Advisers Management Trust
  Limited Maturity Bond Portfolio.........    22        67       116        248       14        43        74        163
Neuberger Berman Advisers Management Trust
  Partners Portfolio......................    23        71       121        259       15        46        80        175
Neuberger Berman Advisers Management Trust
  Socially Responsive Portfolio...........    30        90       154        323       22        67       114        245
OCC Equity Portfolio......................    23        72       123        263       15        48        82        179
OCC Global Equity Portfolio...............    25        78       133        282       17        53        92        200
OCC Managed Portfolio.....................    23        70       119        255       15        45        78        171
OCC Small Cap Portfolio...................    23        71       122        261       15        47        81        177
Pilgrim VP Growth Opportunities
  Portfolio...............................    23        72       123        262       15        47        82        178
Pilgrim VP Growth + Value Portfolio.......    22        69       118        252       14        44        76        167
Pilgrim VP High Yield Bond Portfolio......    22        69       118        252       14        44        76        167
Pilgrim VP International Value
  Portfolio...............................    24        75       128        272       16        50        87        189
Pilgrim VP MagnaCap Portfolio.............    23        72       123        262       15        47        82        178
Pilgrim VP MidCap Opportunities
  Portfolio...............................    23        72       123        262       15        47        82        178
Pilgrim VP Research Enhanced Index
  Portfolio...............................    23        72       123        262       15        47        82        178
Pilgrim VP SmallCap Opportunities
  Portfolio...............................    23        72       123        262       15        47        82        178

     If the Contract is annuitized at the end of the applicable time period or if it is not surrendered, the following cumulative expenses on an initial $1,000 investment assuming a 5% annual return would be paid. The fee table on the left is based on the Total Variable Account Annual Expenses of 1.40% as shown in the Summary of Contract Expenses. The fee table on the right is based on the Actual Variable Account expenses of .60%, determined by offsetting the Mortality and Expense Risk Charge and the Administrative Charge by the Product Asset Credit of
 .80%.

                                                   TOTAL VARIABLE ACCOUNT                  TOTAL VARIABLE ACCOUNT
                                                  ANNUAL EXPENSES OF 1.40%                ANNUAL EXPENSES OF 0.60%
                                            -------------------------------------   -------------------------------------
                                            1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                             RIA       RIA       RIA       RIA       RIA       RIA       RIA       RIA
                                            SERIES   SERIES    SERIES     SERIES    SERIES   SERIES    SERIES     SERIES
                                            ------   -------   -------   --------   ------   -------   -------   --------
AIM V.I. Dent Demographic Trends Fund.....   $28       $87      $147       $311      $20       $63      $107       $232
Alger American Growth Portfolio...........    22        68       117        251       14        44        76        166
Alger American Leveraged AllCap
  Portfolio...............................    24        73       124        265       16        48        83        182
Alger American MidCap Growth Portfolio....    23        70       120        257       15        46        79        173
Alger American Small Capitalization
  Portfolio...............................    23        72       123        262       15        47        82        178
Fidelity VIP Equity-Income Portfolio......    20        61       105        227       12        37        64        140
Fidelity VIP Growth Portfolio.............    21        64       110        237       13        40        69        151
Fidelity VIP Money Market Portfolio.......    17        53        91        197        9        28        48        107
Fidelity VIP II Asset Manager:
  Growth Portfolio........................    21        66       113        242       13        41        71        156
Fidelity VIP II Contrafund Portfolio......    21        64       110        237       13        40        69        151
Fidelity VIP II Index 500 Portfolio.......    17        53        91        198        9        28        49        108
Fidelity VIP II Investment Grade Bond
  Portfolio...............................    20        61       104        225       12        36        63        138
Fidelity VIP III Growth Opportunities
  Portfolio...............................    21        65       112        240       13        41        70        154
Janus Aspen Aggressive Growth Portfolio...    21        65       111        239       13        40        70        153
Janus Aspen Growth Portfolio..............    21        65       111        239       13        40        70        153
Janus Aspen International Growth
  Portfolio...............................    22        67       116        248       14        43        74        163
Janus Aspen Worldwide Growth Portfolio....    21        66       113        242       13        41        71        156
Neuberger Berman Advisers Management Trust
  Limited Maturity Bond Portfolio.........    22        67       116        248       14        43        74        163
Neuberger Berman Advisers Management Trust
  Partners Portfolio......................    23        71       121        259       15        46        80        175
Neuberger Berman Advisers Management Trust
  Socially Responsive Portfolio...........    30        90       154        323       22        67       114        245
OCC Equity Portfolio......................    23        72       123        263       15        48        82        179
OCC Global Equity Portfolio...............    25        78       133        282       17        53        92        200
OCC Managed Portfolio.....................    23        70       119        255       15        45        78        171
OCC Small Cap Portfolio...................    23        71       122        261       15        47        81        177
Pilgrim VP Growth Opportunities
  Portfolio...............................    23        72       123        262       15        47        82        178
Pilgrim VP Growth + Value Portfolio.......    22        69       118        252       14        44        76        167
Pilgrim VP High Yield Bond Portfolio......    22        69       118        252       14        44        76        167
Pilgrim VP International Value
  Portfolio...............................    24        75       128        272       16        50        87        189
Pilgrim VP MagnaCap Portfolio.............    23        72       123        262       15        47        82        178
Pilgrim VP MidCap Opportunities
  Portfolio...............................    23        72       123        262       15        47        82        178
Pilgrim VP Research Enhanced Index
  Portfolio...............................    23        72       123        262       15        47        82        178
Pilgrim VP SmallCap Opportunities
  Portfolio...............................    23        72       123        262       15        47        82        178

-------------------------

(a) There is no Withdrawal Charge for RIA Series Contracts. The Company reserves the right to charge a partial withdrawal processing fee not to exceed the lesser of 2% of the partial withdrawal amount or $25. For more information on the processing fee, see "Withdrawal Charge (Contingent Deferred Sales Charge)."

(b) The Company assesses a $25 charge on reallocations between Sub-Accounts or to or from the Fixed Accounts after 24 reallocations per Contract Year. The Company reserves the right to assess a $25 charge on any transfer or to limit the number of transfers.

(c) There is no Annual Contract Charge for RIA Series Contracts.

(d) The Company or its affiliates may receive compensation from an affiliate or affiliates of certain of the Funds based upon an annual percentage of the average net assets held in that Fund by the Company and by certain of the Company's insurance company affiliates. These amounts are intended to compensate the Company or the Company's affiliates for administrative, recordkeeping, and in some cases, distribution, and other services provided by the Company and its affiliates to Funds and/or the Funds' affiliates. Payments of such amounts by an affiliate or affiliates of the Funds do not increase the fees paid by the Funds or their shareholders. The percentage paid may vary from one fund company to another.

(e) This portfolio had not commenced operations as of December 31, 1999, and therefore these expenses are estimated.

(f) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds', or FMR on behalf of certain funds', custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Without these reductions, the total operating expenses presented in the table would have been .57% for Equity-Income Portfolio, .66% for Growth Portfolio, .67% for Contrafund Portfolio, .71% for Asset
    Manager: Growth Portfolio, and .69% for Growth Opportunities Portfolio.

    FMR agreed to reimburse a portion of Index 500 Portfolio's expenses during the period. Without this reimbursement, the Portfolios' management fee, other expenses and total expenses would have been .24%, .10%, and .34%, respectively.

(g) Expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for Growth, Aggressive Growth, International Growth, and Worldwide Growth Portfolios.

(h) Neuberger Berman Advisers Management Trust is comprised of separate Portfolios, the following of which are available as funding options under the contract: Limited Maturity Bond Portfolio, Partners Portfolio and Socially Responsive Portfolio ("Portfolio series"). Unlike the other funding options available under the contract, each of the Portfolio series invests all of its net investable assets in AMT Limited Maturity Bond Investments, AMT Partners Investments and AMT Socially Responsive Investments, respectively, of Advisers Managers Trust ("Investment series"). The Investment series in turn, invest directly in securities. For a more complete discussion of this structure, please see the prospectus for Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio, Partners Portfolio and Socially Responsive Portfolio. Please note that the figures reported under "Management Fees" and "Other Expenses" include the aggregate of (i) the management fees paid by the Investment series, (ii) the administration fees paid by the Portfolio series, and (iii) all other expenses in the aggregate for the Investment series and Portfolio series, respectively.

(i) Neuberger Berman Management Inc. ("NBMI") has undertaken to reimburse the Socially Responsive Portfolio for certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transactions costs, that exceed in the aggregate, 1.50% of the average daily net asset value of the Socially Responsive Portfolio. The expense reimbursement policy is subject to termination upon 60 days' written notice after April 30, 2001. There can be no assurance that this policy will be continued. See "Expense Limitation" in the Socially Responsive Portfolio prospectus for further information.

(j) The Management Fees reflect effective management fees after taking into effect any waiver. Other Expenses are shown net of expense offsets afforded the Portfolios. Total Investment Fund Annual Expenses for the Equity, Small Cap and Managed Portfolios are contractually limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.00% of average daily net assets. Total Investment Fund Annual Expenses for the Global Equity Portfolio are limited to 1.25% of average daily net assets (net of expense offsets).

(k) The investment adviser to the Pilgrim Variable Products Trust has agreed to reimburse the Growth + Value Portfolio and High Yield Bond Portfolio for any expenses in excess of 0.80% of each Portfolio's average daily net assets. It also has agreed to reimburse the International Value Portfolio, Research Enhanced Index Portfolio and SmallCap Opportunities Portfolio for expenses in excess of 1.00%, .90% and 0.90%, respectively. In the absence of these expense reimbursements, the Total Investment Fund Annual Expenses that would have been paid by each Portfolio during its fiscal year ended December 31, 1999 would have been: Growth Opportunities Portfolio: 1.09%; Growth + Value
    Portfolio: 0.97%; High Yield Bond Portfolio: 1.11%; International Value
    Portfolio: 1.52%; MagnaCap Portfolio: 1.09%; MidCap Opportunities Portfolio:
    1.09%; Research Enhanced Index Portfolio: 1.26%; and SmallCap Opportunities
    Portfolio: 1.09%. Expense reimbursements are voluntary. There is no assurance of ongoing reimbursement.

(l) There is a Product Asset Credit, credited to Contract Value every month. The Product Asset Credit is equal to an annual rate of .80% of the average daily Variable Account Contract Value. This credit is applied monthly and is added to the Sub-Accounts of the Variable Account. The net effect of the Product Asset Credit as applied monthly is that total Variable Account expense are .60% rather than 1.40%.

     THE EXAMPLES SHOWN IN THE TABLE ABOVE SHOULD NOT BE CONSIDERED REPRESENTATIONS OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN. THE 5% ANNUAL RETURN ASSUMED IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THE ASSUMED RATE.

     The purpose of this table is to assist a Contract Owner in understanding the various costs and expenses that a Contract Owner will bear either directly or indirectly. The table reflects the anticipated expenses of the Variable Account as well as the actual expenses of the Funds.

THE COMPANY
     The Company, organized in 1906, is a stock life insurance company incorporated under the laws of the State of Washington. The Company is an indirect, wholly-owned subsidiary of ReliaStar Financial Corp., a publicly-traded holding company incorporated under the laws of the State of Delaware, whose subsidiaries specialize in the life insurance and related financial services businesses. The Company offers individual and group annuity contracts. The Company is admitted to do business in the District of Columbia and all states except New York. Its Home Office is at 1501 Fourth Avenue, Suite 1000, Seattle, Washington 98101-3620. Its Administrative Office is at P.O. Box 5050, Minot, North Dakota 58702-5050.

     The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT
     The Variable Account is a separate account of the Company established under the insurance laws of the State of Washington on March 22, 1994. The Company has complete ownership and control of the assets in the Variable Account, but these assets are held separately from the Company's other assets and are not part of the Company's general account.

     The portion of the assets of the Variable Account equal to its reserves and other Contract liabilities will not be chargeable with liabilities arising out of any other business of the Company. The income, gains and losses, realized or unrealized, from assets allocated to the Variable Account will be credited to or charged against the Variable Account, without regard to the other income, gains, or losses of the Company.

     The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act"). Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account, the Company or the Funds.

     Purchase Payments allocated to the Variable Account are allocated to one or more Sub-Accounts selected by the Contract Owner. Each Sub-Account invests in shares of a specific Fund at net asset value. The future Variable Account Contract Value will depend, primarily, on the investment performance of the Funds whose shares are held in the Sub-Accounts.

INVESTMENTS OF THE VARIABLE ACCOUNT
     When a Contract is applied for, the Contract Owner may elect to have Purchase Payments allocated to one or more of the available Sub-Accounts. Purchase Payments allocated to one or more Sub-Accounts will be invested in shares of one or more of the Funds at net asset value. The Variable Account Contract Value and the amount of Variable Annuity Payouts will vary, primarily based on the investment performance of the Funds whose shares are held in the Sub-Accounts selected. The Contract Owner may also, subject to the limits discussed below, change a Purchase Payment allocation for future Purchase Payments and may reallocate all or part of any Sub-Account Contract Value to another Sub-Account that invests in shares of another Fund.

     There are currently 32 Sub-Accounts, each of which invests in shares of one of the Funds. The Company reserves the right, subject to compliance with applicable law, to offer additional Sub-Accounts, each of which could invest in a new fund with a specified investment objective.

     A Contract Owner is limited to participating in a maximum of 16 Sub-Accounts over the lifetime of the Contract. The Contract Owner would not be required to select the Sub-Accounts in advance, but upon reaching participation in 16 Sub-Accounts since issue of the Contract, the Contract Owner would only be able to transfer within the 16 Sub-Accounts already selected and which are still available under the Variable Account. For example, assume a Contract Owner selects six Sub-Accounts. Later, the Contract Owner transfers out of all of the six initial selections and chooses ten different Sub-Accounts, none of which are the same as the original six selections. The Contract Owner has now used the maximum selection of 16 Sub-Accounts. The Contract Owner may still allocate Purchase Payments or transfer Contract Values among any of the 16 Sub-Accounts that were previously selected. However, the Contract Owner may not allocate funds to the remaining Sub-Accounts at any time. A Contract Owner may transfer partial or complete Contract Values from the Variable Account to Fixed Account A for RIA Series Contracts, at any time.

     The Funds currently offered are described below.

                                INVESTMENT FUNDS

----------------------------------------------------------------------------------------------------------------------
                                                                                            GROWTH
                                                 ADVISER/          MONEY      FIXED           &
  FUND GROUP               FUND                 SUBADVISER         MARKET     INCOME        INCOME      INTERNATIONAL

----------------------------------------------------------------------------------------------------------------------
 AIM Variable         AIM V.I. Dent            AIM Advisors,
   Insurance        Demographic Trends        Inc./H.S. Dent
  Funds, Inc.              Fund               Advisors, Inc.
----------------------------------------------------------------------------------------------------------------------
  The Alger       Alger American Growth         Fred Alger
 American Fund          Portfolio            Management, Inc.
                  ---------------------------------------------------------------------------------------------------
                      Alger American            Fred Alger
New York, N.Y.       Leveraged AllCap        Management, Inc.
                        Portfolio
                  ---------------------------------------------------------------------------------------------------
                  Alger American MidCap         Fred Alger
                     Growth Portfolio        Management, Inc.
                  ---------------------------------------------------------------------------------------------------
                   Alger American Small         Fred Alger
                      Capitalization         Management, Inc.
                        Portfolio
----------------------------------------------------------------------------------------------------------------------
   Fidelity         VIP Equity-Income       Fidelity Management
Investments(R)          Portfolio           & Research Company
Boston, Mass.                                                                            X
                  ---------------------------------------------------------------------------------------------------
                   VIP Growth Portfolio     Fidelity Management
                                            & Research Company
                  ---------------------------------------------------------------------------------------------------
                                                                   X
                     VIP Money Market       Fidelity Management
                        Portfolio           & Research Company
                  ---------------------------------------------------------------------------------------------------
                  VIP II Asset Manager:     Fidelity Management
                     Growth Portfolio       & Research Company
                  ---------------------------------------------------------------------------------------------------
                    VIP II Contrafund       Fidelity Management
                        Portfolio           & Research Company
                  ---------------------------------------------------------------------------------------------------
                                                                                         X
                     VIP II Index 500       Fidelity Management
                        Portfolio           & Research Company
                  ---------------------------------------------------------------------------------------------------
                                                                           X
                    VIP II Investment       Fidelity Management
                   Grade Bond Portfolio     & Research Company
                  ---------------------------------------------------------------------------------------------------
   Fidelity           VIP III Growth        Fidelity Management
Investments(R)        Opportunities         & Research Company
     is a               Portfolio
  registered
 trademark of
   FMR Corp.
----------------------------------------------------------------------------------------------------------------------
    Janus              Aspen Series            Janus Capital
                    Aggressive Growth           Corporation
Denver, Colo.           Portfolio
                  ---------------------------------------------------------------------------------------------------
                   Aspen Series Growth         Janus Capital
                        Portfolio               Corporation
                  ---------------------------------------------------------------------------------------------------
                                                                                                       X
                       Aspen Series            Janus Capital
                   International Growth         Corporation
                        Portfolio
                  ---------------------------------------------------------------------------------------------------
                                                                                                       X
                  Aspen Series Worldwide       Janus Capital
                     Growth Portfolio           Corporation
----------------------------------------------------------------------------------------------------------------------

--------------  -----------------------------------------------------------------------------------

                                         AGGRESSIVE                               PRIMARY
  FUND GROUP      BALANCED      GROWTH     GROWTH         OBJECTIVES            INVESTMENTS
--------------  -----------------------------------------------------------------------------------
 AIM Variable                                          Long-term capital       Securities of
   Insurance                                                growth          companies that are
  Funds, Inc.                  X                                             likely to benefit
                                                                               from changing
                                                                               demographic,
                                                                               economic and
                                                                             lifestyle trends
--------------  -----------------------------------------------------------------------------------
  The Alger                                            Long-term capital     Equity securities
 American Fund                 X                         appreciation       of large companies
                -----------------------------------------------------------------------------------
                  --------------------------------------------------------------------------------------
                                                       Long-term capital     Equity securities
New York, N.Y.                           X               appreciation       of companies of any
                                                                                   size
                -----------------------------------------------------------------------------------
                  ----------------------------------------------------------------------------------------------
                               X
                                                       Long-term capital     Equity securities
                                                         appreciation       within the range of
                                                                              S&P MidCap 400
                                                                                   Index
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                         X
                                                       Long-term capital     Equity securities
                                                         appreciation       within the range of
                                                                            Russell 2000 Growth
                                                                            or S&P SmallCap 600
                                                                                  Indexes
--------------  -----------------------------------------------------------------------------------
   Fidelity                                               Reasonable         Income-producing
Investments(R)                                           income; also        equity securities
                                                           considers             and debt
Boston, Mass.                                            potential for          obligations
                                                            capital
                                                         appreciation
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                               X
                                                            Capital            Common stocks
                                                         appreciation
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                                         High level of         U.S. dollar-
                                                        current income       denominated money
                                                        consistent with      market securities
                                                        preservation of
                                                          capital and
                                                           liquidity
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                X
                                                         Maximum total      Stocks, bonds, and
                                                        return over the       short-term and
                                                           long term           money market
                                                                                instruments
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                               X
                                                            Capital            Securities of
                                                         appreciation         companies whose
                                                                             value the adviser
                                                                              believes is not
                                                                            fully recognized by
                                                                                the public
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                                       Total return that     Common stocks of
                                                        corresponds to            S&P 500
                                                        that of S&P 500
                                                             Index
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                                         High current        Investment-grade
                                                       income consistent    intermediate fixed
                                                       with preservation        securities
                                                          of capital
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
   Fidelity                                             Capital growth         Common stocks
Investments(R)
     is a
  registered
 trademark of
   FMR Corp.                   X
--------------  -----------------------------------------------------------------------------------
    Janus                                              Long-term growth       Nondiversified
                                                          of capital        portfolio of common
Denver, Colo.                            X                                        stocks
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                               X
                                                       Long-term capital    Diversified common
                                                            growth                stocks
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                                       Long-term capital    Foreign issuers of
                                                            growth             common stocks
                -----------------------------------------------------------------------------------
                  ---------------------------------------------------------------------------------------------------
                                                       Long-term capital        Foreign and
                                                            growth            domestic common
                                                                                  stocks
--------------  -----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                   GROWTH
                                                 ADVISER/             MONEY         FIXED             &
  FUND GROUP               FUND                 SUBADVISER            MARKET        INCOME         INCOME       INTERNATIONAL

-----------------------------------------------------------------------------------------------------------------------------
  Neuberger        Advisers Management       Neuberger Berman                               X
    Berman        Trust Limited Maturity     Management Inc./
                      Bond Portfolio         Neuberger Berman,
New York, N.Y.                                      LLC
                  ---------------------------------------------------------------------------------------------------
                   Advisers Management       Neuberger Berman
                      Trust Partners         Management Inc./
                        Portfolio            Neuberger Berman,
                                                    LLC
                  ---------------------------------------------------------------------------------------------------
                   Advisers Management       Neuberger Berman
                      Trust Socially         Management Inc./
                   Responsive Portfolio      Neuberger Berman,
                                                    LLC
------------------------------------------------------------------------------------------------------------------
     OCC          OCC Accumulation Trust      OpCap Advisors
                     Equity Portfolio
New York, N.Y.
                  ---------------------------------------------------------------------------------------------------
                  OCC Accumulation Trust      OpCap Advisors                                                                X
                     Global Portfolio
                  ---------------------------------------------------------------------------------------------------
                  OCC Accumulation Trust      OpCap Advisors
                    Managed Portfolio
                  ---------------------------------------------------------------------------------------------------
                  OCC Accumulation Trust      OpCap Advisors
                   Small Cap Portfolio
------------------------------------------------------------------------------------------------------------------
   Pilgrim         Growth Opportunities           Pilgrim
                        Portfolio            Investments, Inc.
 Phoenix, AZ
                  ---------------------------------------------------------------------------------------------------
                      Growth + Value         Pilgrim Advisors,
                        Portfolio             Inc.*/Navellier
                                             Fund Management,
                                                   Inc.
                  ---------------------------------------------------------------------------------------------------
                   High Yield Portfolio      Pilgrim Advisors,                              X
                                                   Inc.*
                  ---------------------------------------------------------------------------------------------------
                   International Value       Pilgrim Advisors,                                                              X
                        Portfolio              Inc.*/Brandes
                                            Investment Partners
                  ---------------------------------------------------------------------------------------------------
                    MagnaCap Portfolio            Pilgrim
                                             Investments, Inc.
                  ---------------------------------------------------------------------------------------------------
                   MidCap Opportunities           Pilgrim
                        Portfolio            Investments, Inc.
                  ---------------------------------------------------------------------------------------------------
                    Research Enhanced        Pilgrim Advisors,
                     Index Portfolio         Inc.*/J.P. Morgan
                                                Investment
                                              Management Inc.
                  ---------------------------------------------------------------------------------------------------
                  SmallCap Opportunities     Pilgrim Advisors,
                        Portfolio                  Inc.*
-----------------------------------------------------------------------------------------------------------------------------

--------------  -------------------------------------------------------------------------------------

                                     AGGRESSIVE                                     PRIMARY
  FUND GROUP    BALANCED  GROWTH       GROWTH              OBJECTIVES             INVESTMENTS
--------------  -------------------------------------------------------------------------------------
  Neuberger                                             Highest available          Short-to-
    Berman                                               current income        intermediate term
                                                         consistent with       investment-grade
New York, N.Y.                                          liquidity and low       debt securities
                                                       risk to principal;
                                                        total return is a
                                                         secondary goal
                  ------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------
                               X                        Growth of capital      Common stocks of
                                                                                medium-to-large
                                                                                capitalization
                                                                                   companies
                  ---------------------------------------------------------------------------------------------------   ------------
-------------------------------------------------------------------------
                               X                       Long-term growth of     Common stocks of
                                                           capital by           medium-to-large
                                                       investing primarily      capitalization
                                                        in companies that          companies
                                                       meet financial and
                                                         social criteria
--------------
     OCC                       X                        Long-term capital        Securities of
                                                          appreciation            undervalued
New York, N.Y.                                                                     companies
                  ---------------------------------------------------------------------------------------------------   ------------
-------------------------------------------------------------------------
                                                        Long-term capital     Global investments
                                                          appreciation             in equity
                                                                                  securities
                  ---------------------------------------------------------------------------------------------------   ------------
-------------------------------------------------------------------------
                               X                        Growth of capital       Common stocks,
                                                                                bonds and cash
                                                                                  equivalents
                  ---------------------------------------------------------------------------------------------------   ------------
-------------------------------------------------------------------------
                                                  X          Capital           Equity securities
                                                          appreciation        of companies under
                                                                                  $1 billion
--------------
   Pilgrim                     X                        Long-term capital       Common stock of
                                                             growth           large cap, mid cap,
 Phoenix, AZ                                                                     or small cap
                                                                                   companies
                  ---------------------------------------------------------------------------------------------------   ------------
-------------------------------------------------------------------------
                                                  X          Capital           Equity securities
                                                        appreciation from
                                                         investing in a
                                                           diversified
                                                       portfolio of equity
                                                           securities
                  ---------------------------------------------------------------------------------------------------   ------------
-------------------------------------------------------------------------
                                                       High current yield      High-yield bonds
                                                           and capital
                                                          appreciation
                  ---------------------------------------------------------------------------------------------------   ------------
-------------------------------------------------------------------------
                                                        Long-term capital        International
                                                          appreciation             equities
                  ---------------------------------------------------------------------------------------------------   ------------
-------------------------------------------------------------------------
                               X                         Capital growth          Common stocks
                  ---------------------------------------------------------------------------------------------------   ------------
-------------------------------------------------------------------------
                               X                        Long-term capital      Common stocks of
                                                          appreciation          mid-sized U.S.
                                                                                   companies
                  ---------------------------------------------------------------------------------------------------   ------------
-------------------------------------------------------------------------
                               X                        Long-term capital        Common stocks
                                                          appreciation
                  ---------------------------------------------------------------------------------------------------   ------------
-------------------------------------------------------------------------
                               X                        Long-term capital        Common stocks
                                                          appreciation
--------------  -------------------------------------------------------------------------------------

* Effective April 30, 2000, Pilgrim Advisors, Inc. is being merged into Pilgrim Investments, Inc., an affiliate of Pilgrim Advisors, Inc.

     You should read the prospectuses of the Funds for more detailed information and particularly, a more thorough explanation of investment objectives of the Funds. THE FUND PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS OR REALLOCATIONS AMONG THE SUB-ACCOUNTS. There is no assurance that any Fund will achieve its investment objective(s). There is a possibility that one Fund might become liable for any misstatement, inaccuracy or incomplete disclosure in another Fund's prospectus.

     The Funds are available to registered separate accounts of insurance companies, other than the Company, offering variable annuity Contracts and variable life insurance policies. The Company currently does not foresee any disadvantages to Contract Owners resulting from the Funds selling shares to fund products other than the Contracts. However, there is a possibility that a material conflict may arise between Contract Owners whose Contract Values are allocated to the Variable Account and the Contract Owners of variable life insurance policies and variable annuity Contracts issued by the Company or by such other companies whose assets are allocated to one or more other separate accounts investing in any one of the Funds. In the event of a material conflict the Company will take any necessary steps, including removing the Variable Account's investment in the Fund, to resolve the matter. The Board of Directors or Trustees of each Fund will monitor events in order to identify any material conflicts that possibly may arise and determine what action, if any, should be taken in response to those events or conflicts. See each individual Fund prospectus for more information.

REINVESTMENT
     The Funds described above have as a policy the distribution of income, dividends and capital gains. However, under the Contracts described in this Prospectus there is an automatic reinvestment of such distributions.

ADDITION, DELETION OR SUBSTITUTION OF FUND SHARES
     The Company, in its sole discretion, reserves the following rights:

     - The Company may add to, delete from or substitute shares that may be purchased for or held in the Variable Account. The Company may establish additional Sub-Accounts, each of which would invest in shares of a new portfolio of a Fund or in shares of another investment company having a specified investment objective. Any new Sub-Accounts may be made available to existing Contract Owners on a basis to be determined by the Company.

     - The Company may, in its sole discretion, eliminate one or more Sub-Accounts, or close Sub-Accounts to new premium or transfers, if marketing, tax considerations or investment conditions warrant.

     - If the shares of a Fund are no longer available for investment or if in the Company's judgment further investment in a Fund should become inappropriate in view of the purposes of the Variable Account, the Company may redeem the shares, if any, of that portfolio and substitute shares of another registered open-end management investment company.

     - The Company may, if it deems it to be in the best interests of Contract Owners and Annuitants:

      -- manage the Variable Account as a management investment company under the 1940 Act;

      -- deregister the Variable Account under the 1940 Act if registration is no longer required;

      -- combine the Variable Account with other separate account(s) of the Company; or

      -- reallocate assets of the Variable Account to another Separate Account.

     - Restrict or eliminate any voting privileges of Contract Owners or other persons who have voting privileges as to the Variable Account.

     - Make any changes required by the 1940 Act.

     - In the event any of the foregoing changes or substitutions are made, the Company may endorse the Contracts to reflect the change or substitution.

     The Company's reservation of rights is expressly subject to the following when required:

     - Applicable Federal and state laws and regulations.

     - Notice to Contract Owners.

     - Approval of the SEC and/or state insurance authorities.

CHARGES MADE BY THE COMPANY

WITHDRAWAL CHARGE (CONTINGENT DEFERRED SALES CHARGE)
     No deduction for a sales charge is made from Purchase Payments. There is no Withdrawal Charge for withdrawals from RIA Series Contracts.

     Withdrawals requested because of the death of the Annuitant will be paid to the Beneficiary(ies) designated in the Contract, or if none, to the Annuitant's estate. All other withdrawals requested hereunder will be paid to the Annuitant.

     Total or partial withdrawals may be subject to income taxes and a 10% tax penalty. You should consult your tax advisor before making a withdrawal.

     The Company reserves the right to charge a partial withdrawal processing fee not to exceed the lesser of 2% of the amount withdrawn or $25.

     Withdrawals may be subject to a 10% federal penalty tax if made by the Contract Owner before age 59 1/2. (See "Taxation of Annuities.")

     Contracts purchased as "tax sheltered annuities," and Contracts purchased under state optional retirement programs are subject to certain withdrawal restrictions. (See "Withdrawal (Redemption).")

ANNUAL CONTRACT CHARGE
     There is no Annual Contract Charge for RIA Series Contracts.

MORTALITY RISK CHARGE
     The Variable Annuity Payouts made to Annuitants will vary in accordance with the investment performance of the Sub-Accounts selected by the Contract Owner. However, they will not be affected by the mortality experience (death rate) of persons receiving Variable Annuity Payouts. The Company assumes this "mortality risk" and has guaranteed the annuity rates incorporated in the Contract, which cannot be changed.

     To compensate the Company for assuming this mortality risk and the mortality risk that Beneficiaries of Annuitants dying before the Start Date may receive amounts in excess of the then current Contract Value, the Company deducts a Mortality Risk Charge from the Variable Account Contract Value. (See "Death Benefit Before Start Date.") This deduction is made daily in an amount that is equal to an annual rate of .85% of the daily Contract Values under the Variable Account. The Company may not increase the rate charged for the Mortality Risk Charge under any Contract.

     For RIA Series Contracts only, the Company applies a Product Asset Credit. The Product Asset Credit is equal to an annual rate of .80% of the average daily Variable Account Contract Value. This credit is applied monthly and is added to the Sub-Accounts of the Variable Account.

EXPENSE RISK CHARGE
     The Company will not increase charges for administrative expenses regardless of its actual expenses. To compensate the Company for assuming this expense risk, the Company deducts an Expense Risk Charge from the Variable Account Contract Value. This deduction is made daily in an amount that is equal to an annual rate of .40% of the daily Variable Account Contract Values. The Company may not increase the rate of the Expense Risk Charge under any Contract.

ADMINISTRATIVE CHARGE
     The Company deducts a daily Administrative Charge from the Variable Account Contract Value in an amount equal to an annual rate of .15% of the daily Variable Account Contract Values. This charge is deducted to reimburse the Company for the cost of providing administrative services under the Contracts and the Variable Account. The Company may not increase the rate of the Administrative Charge under any Contract. There is not necessarily a relationship between the amount of the Administrative Charge imposed on a given Contract and the amount of expenses that may be attributable to that Contract.

SUFFICIENCY OF CHARGES
     Any loss resulting from distribution expenses incurred in connection with the offering of the RIA Series Contracts will be borne by the Company. Any excess distribution expenses borne by the Company will be paid out of its general account which may include, among other things, proceeds derived from the Mortality Risk Charge and the Expense Risk Charge deducted from the Variable Account.

     If the amount derived from the Mortality Risk Charge and the Expense Risk Charge is not sufficient to cover the actual cost of the mortality and expense risks assumed by the Company, the Company will bear the shortfall. Conversely, if the charges prove more than sufficient, the excess will be profit to the Company and will be available for any proper corporate purpose including, among other things, payment of distribution expenses.

PREMIUM AND OTHER TAXES
     Various states and other governmental entities levy a premium tax, currently ranging up to 3.50%, on annuity Contracts issued by insurance companies. If a Contract Owner lives in a jurisdiction that levies such a tax, the Company will pay the taxes when due and reserves the right to deduct the amount of the tax either from Purchase Payments as they are received or from the Contract Value immediately before the Contract Value is applied to an Annuity Payout as permitted or required by applicable law.

     The current range of premium tax rates is a guide only and should not be relied on to determine actual premium taxes on any Purchase Payment or Contract because the taxes are subject to change from time to time by legislative and other governmental action. The timing of tax levies also varies from one taxing authority to another. Consequently, in many cases the Contract Owner will not be able to accurately determine the premium tax applicable to the Contract by reference to the range of tax rates described above. The Company reserves the right to deduct charges for any other tax or economic burden resulting from the application of the tax laws that it determines to be applicable to the Contract.

REDUCTION OF CHARGES
     The Contract Charges described above (except the Mortality Risk Charge) may be reduced or eliminated for Contracts issued in circumstances where the Company estimates that it will incur lower distribution or administrative expenses or perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economics associated with

     - the use of mass enrollment procedures,

     - the performance of administrative or enrollment functions by an employer,

     - the use by an employer of automated techniques in submitting Purchase Payments or information related to Purchase Payments on behalf of its employees, or

     - any other circumstances which reduce distribution or administrative expenses. The exact amount of Withdrawal and Contract Charges applicable to a particular Contract will be stated in that Contract.

EXPENSES OF THE FUNDS
     There are investment advisory fees, direct operating expenses and investment related expenses of the Funds that are reflected in each Fund's daily share price. These fees and expenses are described in the accompanying prospectuses for the Funds.

ADMINISTRATION
     The Company has primary responsibility for all administration of the Contracts and the Variable Account. The Company's Administrative Service Center is located in Minot, North Dakota, and its telephone number is 1-877-884-5050.

     The administrative services provided include, but are not limited to: issuance of the Contracts; maintenance of Contract Owner records; Contract Owner services; calculation of Accumulation Unit Values; and preparation of Contract Owner reports.

THE CONTRACTS

CONTRACT APPLICATION AND PURCHASE PAYMENTS
     Individuals who want to purchase a Contract must complete an application and provide an initial Purchase Payment which will be sent to the Company's Home Office. The initial Purchase Payment will be credited within two business days after receipt at the Company's Home Office if accompanied by a complete application. The Company may retain Purchase Payments for up to five business days while attempting to complete an incomplete application. If an incomplete application cannot be completed within five days of its receipt, the applicant will be notified of the reasons for the delay and any Purchase Payments received will be returned immediately unless the applicant specifically consents to have the Company retain them pending completion of the application.

     For RIA Series Contracts which are Qualified Plans, the Company will accept periodic, single sum, rollover and transfer Purchase Payments as permitted by the Code. For non-qualified RIA Series Contracts, the Company will accept periodic and single sum Purchase Payments, as well as amounts transferred under
Section 1035 of the Code. The minimum initial Purchase Payment the Company will accept under RIA Series Contracts is $25,000 and subsequent payments may not be less than $5,000.

     The Company may choose not to accept any subsequent Purchase Payment under the RIA Series Contracts if the Purchase Payment, together with the Contract Value at the next Valuation Date, exceeds $1,000,000. Any Purchase Payment not accepted by the Company will be refunded. The Company reserves the right to accept smaller or larger initial and subsequent Purchase Payments in connection with special circumstances, including, but not limited to sales through group or sponsored arrangements.

     If you are purchasing the Contract through a Tax Qualified Plan, including IRAs and Roth IRAs, you should carefully consider the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax favored arrangement itself provides for tax sheltered growth.

REVOCATION
     The Contract Owner may revoke a Contract by sending the Contract and written notice of revocation to the Company's Administrative Office in Minot, North Dakota, or to the agent from whom a Contract was purchased, no later than the 10th day after the Contract Owner's receipt of the Contract. As soon as the Company receives the Contract, it will be deemed void, and the Company will refund the Contract Value unless you reside in a state requiring return of Purchase Payment.

     For RIA Series Contracts issued in states that require that we refund all Purchase Payments upon the revocation of a Contract during the free look period, we will credit the initial Purchase Payment and any Purchase Payments received prior to the Initial Purchase Payment Transfer Date to the Fidelity VIP Money Market Sub-Account. If you cancel your Contract during the free look period, the Company will return your Purchase Payments or the Contract Value, whichever is larger.

     The liability of the Variable Account under this provision is limited to the Contract Value in each Sub-Account on the date of revocation. Any additional amounts refunded to the Contract Owner will be paid by the Company.

ALLOCATION OF PURCHASE PAYMENTS
     For RIA Series Contracts, the Contract Owner may allocate Purchase Payments among Sub-Accounts, Fixed Account A, and/or Fixed Account C. (See Appendix A.)

     For RIA Series Contracts issued in states that require that we refund all purchase payments upon the revocation of the Contract during the free look period, on the Initial Purchase Payment Transfer Date, we will transfer the Contract Value in the Fidelity Money Market Sub-Account to the Fixed Account and the Sub-Accounts of the Variable Account as the Contract Owner designated on the Contract application. After the Initial Purchase Payment Transfer Date, we credit payments to the Fixed Account and Sub-Accounts of the Variable Account as designated by the Contract Owner on the Contract application.

     Upon allocation to Sub-Accounts of the Variable Account, a Purchase Payment is converted into Accumulation Units of the Sub-Account by dividing the amount of the Purchase Payment allocated to the Sub-Account by the value of an Accumulation Unit for the Sub-Account.

ACCUMULATION UNIT VALUE
     Each Accumulation Unit of a Sub-Account was initially valued at $10 when the first Fund shares were purchased. Thereafter the value of each Accumulation Unit will vary up or down according to a Net Investment Factor, described below.

     Dividend and capital gain distributions from a Fund will be automatically reinvested in additional shares of such Fund and allocated to the appropriate Sub-Account. The number of Accumulation Units does not increase because of the additional shares, but the Accumulation Unit value may increase.

NET INVESTMENT FACTOR
     The Net Investment Factor is an index number which reflects charges under the Contract and the investment performance during a Valuation Period of the Fund whose shares are held in the particular Sub-Account. If the Net Investment Factor is greater than one, the Accumulation Unit or Annuity Unit value has increased. If the Net Investment Factor is less than one, the Accumulation Unit or Annuity Unit value has decreased. The Net Investment Factor for a Sub-Account is determined by dividing (1) by (2) then subtracting (3) from the result, where:

(1) Is the net result of:

     (a) The net asset value per share of the Fund shares held in the Sub-Account, determined at the end of the current Valuation Period;

     (b) Plus the per share amount of any dividend or capital gain distributions made on the Fund shares held in the Sub-Account during the current Valuation Period;

     (c) Plus a per share credit or minus a per share charge for any taxes reserved for which the Company determines to have resulted from the operations of the Sub-Account and to be applicable to a Contract.

(2) Is the net result of:

     (a) The net asset value per share of the Fund shares held in the Sub-Account, determined at the end of the last prior Valuation Period;

     (b) Plus a per share credit or minus a per share charge for any taxes reserved for the last prior Valuation Period which the Company determines to have resulted from the investment operations of the Sub-Account and to be applicable to the Contract.

(3) Is a daily factor representing the Mortality Risk Charge, the Expense Risk Charge and the Administrative Charge adjusted for the number of days in the period, which is equal to, on an annual basis, 1.40% of the daily net asset value of the Sub-Account.

DEATH BENEFIT BEFORE THE START DATE
     Before the Start Date, the Beneficiary will be entitled to receive the Death Benefit described below. The Death Benefit will be determined as follows:

     As of the Death Benefit Valuation Date, the Death Benefit will be the greater of:

     (a) The Contract Value less any Outstanding Loan Balance; and

     (b) The sum of the Purchase Payments received by the Company under the Contract, less any proportional amount of any withdrawals, proportional amounts used to purchase annuity payouts, and any Outstanding Loan Balance.

PAYMENT OF DEATH BENEFIT BEFORE THE START DATE
     The Beneficiary may elect to have any portion of the Death Benefit:

(1) Paid in a single sum;

(2) Applied to any of the annuity payouts (in no event may annuity payouts to a Beneficiary extend beyond the Beneficiary's life expectancy or any period certain greater than the Beneficiary's life expectancy); or

(3) Paid by another distribution method acceptable to the Company.

     The timing and manner of payment must satisfy certain requirements under the Code. In general, the Death Benefit must either be applied to an annuity payout within one year of the Contract Owner's or Annuitant's death, or the entire Contract Value must be distributed within five years of the Contract Owner's or Annuitant's date of death. An exception to this provision applies if the Beneficiary is the surviving spouse, in which case the Beneficiary may continue the Contract as the Contract Owner and generally may exercise all rights to the Contract. (See "Federal Tax Status.")

     If the Beneficiary requests payment of the Death Benefit in a single sum, it will be paid to the Beneficiary within seven days after the Death Benefit Valuation Date. An annuity payout selection or request for another form of distribution method must be in writing and received by the Company within a time period permitted under the Code, or the Death Benefit as of the Death Benefit Valuation Date will be paid in a single sum to the Beneficiary and the Contract will be canceled.

DEATH BENEFIT AFTER START DATE
     If the Annuitant dies after the Start Date, remaining annuity payouts, if any, will be as stated in the form of annuity payout in effect.

WITHDRAWAL (REDEMPTION)
     If permitted by law or any applicable Qualified Plan, the Contract Owner may withdraw all or part of the Withdrawal Value of the Contract by sending a properly completed withdrawal request to the Company. (See "Federal Tax Status.")

     For RIA Series Contracts, no Withdrawal Charge will be made on full or partial withdrawals.

     For RIA Series Contracts, partial withdrawals must be at least $1,000 and no partial withdrawal may cause the Contract Value to fall below the greater of:

     - $25,000; and

     - the Outstanding Loan Balance divided by 85%.

     No withdrawals are permitted from Fixed Account C.

     The Company will not honor requests that do not meet these requirements.

     A withdrawal will be processed on the next Valuation Date after a properly completed withdrawal request is received by the Company and payment will be made within seven days after such Valuation Date. Unless otherwise agreed to by the Company, a partial withdrawal will be taken proportionately from the Fixed Accounts and Sub-Accounts on a basis that reflects their proportionate percentage of the Withdrawal Value.

     No interest will accrue on amounts represented by uncashed distribution or redemption checks.

     The Company reserves the right to assess a processing fee not to exceed the lesser of 2% of the partial withdrawal amount or $25. No processing fee will be charged in connection with full withdrawals.

     The Company may cancel the Contract when:

     - the entire Withdrawal Value is withdrawn on or before the Start Date, or

     - the Outstanding Loan Balance is equal to or greater than the Contract Value less applicable Withdrawal Charges.

     If a Contract is purchased as a "tax-sheltered annuity" under Code Section 403(b), it is subject to certain restrictions on withdrawals imposed by Section 403(b)(11) of the Code. (See "Tax-Sheltered Annuities.") Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of:
(i) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988; (ii) earnings on those contributions; and
(iii) earnings in such years on amounts held as of the first year beginning before January 1, 1989. Distributions of the foregoing amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability or hardship. In addition, income attributable to salary reduction contributions may not be distributed in the case of hardship. Similar restrictions may apply on distributions from Contracts used in connection with state optional retirement programs.

     Withdrawal payments may be taxable. For tax purposes such payments shall be deemed to be from earnings until cumulative withdrawal payments equal all accumulated earnings and thereafter from Purchase Payments received by the Company. Consideration should be given to the tax implications of a withdrawal prior to making a withdrawal request, including a withdrawal in connection with a Qualified Plan.

SYSTEMATIC WITHDRAWALS
     A Systematic Withdrawal is an automatic form of partial withdrawal. (See "Withdrawal (Redemption).") The Contract Owner may elect to take Systematic Withdrawals by withdrawing a specified dollar amount or percentage of the Contract Value on a monthly, quarterly, semi-annual or annual basis. Withdrawal Charges, if applicable, are not waived on Systematic Withdrawals. (See "Withdrawal Charge (Contingent Deferred Sales Charge).") Systematic Withdrawals may be discontinued by the Contract Owner at any time by notifying the Company in writing. The amount of each Systematic Withdrawal must be at least $300.

     The Company reserves the right to modify or discontinue offering Systematic Withdrawals. However, any such modification or discontinuation will not affect any Systematic Withdrawal programs already commenced. While the Company does not currently charge a processing fee for partial withdrawals under this program, it reserves the right to charge a processing fee not to exceed the lesser of 2% of each Systematic Withdrawal payment or $25.

     Systematic Withdrawals may be included in the Contract Owner's gross income in the year in which the Systematic Withdrawal occurs. Systematic Withdrawals occurring before the Contract Owner reaches age 59 1/2 may also be subject to a 10% Federal tax penalty. The Contract Owner should consult with his or her tax advisor before requesting any Systematic Withdrawal. (See "Taxation of Annuities.")

     Contract Owners interested in participating in the Systematic Withdrawal program may obtain a separate application form and full information concerning the program and its restrictions from their registered representative.

LOANS AVAILABLE FROM CERTAIN QUALIFIED CONTRACTS
     Loans may be available from Contracts issued for use with Qualified Plans qualified under Section 403(b) of the Code. A loan generally will not be treated as a taxable distribution provided that the term is no longer than five years (except for certain home loans) and the loan amount does not exceed certain limits discussed below. Loans are subject to the limitations, interest rates, and repayment procedures set forth in the loan document and Contract. The loan must be repaid, in substantially equal payments, by the earlier of five years from the date of approval of the loan or the Start Date, or if used to purchase a primary residence of the Contract Owner, the earlier of 20 years or the Start Date.

     Under the Code, the maximum amount that may be borrowed, including loans from other Qualified Plans of the employer, generally may not exceed the lesser of $50,000 or 50% of the current value of an employee's interest in the Plans. For Plans other than Plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), up to $10,000 may be borrowed even if it is more than 50% of the value of the employee's accrued benefit under the Qualified Plans. The $50,000 dollar limit is reduced by the highest loan balances owed during the prior one-year period. The Company allows loan amounts (minimum $1,000) that do not exceed the Withdrawal Value less an amount representing annual loan interest, provided such amount does not exceed the maximum loan amount set by law.

     Upon the Company's receipt of a properly completed loan document, an amount equal to the loan will be reallocated from the Contract Value, on a pro rata basis, to the Loan Account, which is part of Fixed Account A. The Contract Value reallocated to the Loan Account will be used to secure the loan. Amounts reallocated from the Sub-Accounts to the Loan Account will be valued on the next Valuation Date following the Company's receipt of the loan document. Amounts transferred from the Sub-Accounts to the Loan Account will result in a reduction of Variable Account Contract Value and will not participate in the investment experience of any Sub-Account. No loans are permitted from Fixed Account C. A loan document can be obtained by writing to the Company's Administrative Office in Minot, North Dakota.

     The amounts reallocated to the Loan Account may earn an interest rate less than that credited to other amounts allocated to Fixed Account A, but it will never earn less than the guaranteed rate of 3%. The annual interest rate assessed by the Company on the loan will not exceed 8% in arrears and will never be less than 5.5% in arrears.

     If any loan repayment due under a loan is not paid within 90 days of the scheduled payment date, the Company will declare the Outstanding Loan Balance immediately due and payable without notice to the Contract Owner. Unless prohibited by law, the Outstanding Loan Balance, along with any applicable Withdrawal Charges will be withdrawn from the Loan Account. Such forfeiture of Contract Value is a taxable event, and may be subject to a 10% penalty tax for early withdrawal or adversely affect the treatment of the Contract under Section 403(b) of the Code. (See "Tax Sheltered Annuities.")

     The Company reserves the right to charge a loan service fee not to exceed $25 for each loan and to limit loans in the first Contract Year and after the Contract Owner reaches age 70 1/2.

     The foregoing discussion of Contract loans is general and does not address the tax consequences resulting from all situations in which a person may receive a Contract loan. A competent tax advisor should be consulted before obtaining a Contract loan.

REALLOCATIONS
     Prior to the Start Date, the Contract Owner may transfer Variable Account Contract Value among the Sub-Accounts and may transfer Fixed Account Contract Value to Various Sub-Accounts. Likewise, Variable Contract Value may be transferred from a Sub-Account to Fixed Account A. Transfers of Variable Contract Values from one Sub-Account to another involve the exchange of accumulation units of one Sub-Account for another on a dollar-equivalent basis. Subject to certain limitations, Fixed Account Contract Value may be transferred from Fixed Account A to a Sub-Account.

     Fixed Account C Contract Value may only be transferred to one or more Sub-Accounts, and such transfers may only be made by Dollar Cost Averaging Reallocations. Reallocations from Fixed Account C to Fixed Account A or from Fixed Account A or the Variable Account to Fixed Account C are not permitted.

     For purposes of this restriction, reallocations pursuant to Telephone Reallocations, Automatic Reallocations and Dollar Cost Averaging Reallocations do not constitute reallocations, and multiple reallocations on a single day currently constitute a single reallocation. For these types of reallocations, the Company reserves the right to charge a fee not to exceed $25 per reallocation and to limit the number of reallocations.

     Currently, there are four methods by which a Contract Owner may make the reallocations described above: in writing, by telephone, through Automatic Reallocations and by Dollar Cost Averaging. Currently, there is a $25 charge for each reallocation in excess of 24 per Contract Year. For purposes of this restriction, Currently, reallocations pursuant to Telephone Reallocations, Automatic Reallocations and Dollar Cost Averaging Reallocations do not constitute reallocations, and multiple reallocations on a single day currently constitute a single reallocation. The Company reserves the right to charge a fee not to exceed $25 per reallocation for any reallocation and to limit the number of reallocations.

     WRITTEN REALLOCATIONS. The Contract Owner may request a reallocation in writing. All or part of a Sub-Account's value may be reallocated to other Sub-Accounts or to any available Fixed Account other than Fixed Account C. The reallocations will be made by the Company on the first Valuation Date after the request for such a reallocation is received by the Company.

     After the Start Date, an Annuitant who has selected Variable Annuity Payouts may request reallocation of Annuity Unit values in the same manner and subject to the same requirements as for a reallocation of Accumulation Unit values. However, no reallocations of Annuity Unit values may be made to or from the Fixed Accounts after the Start Date.

     The conditions applicable to Written Reallocations also apply to Telephone Reallocations, Automatic Reallocations and Dollar Cost Averaging Reallocations.

     TELEPHONE REALLOCATIONS. Telephone reallocations are available when the Contract Owner completes a telephone reallocation form and a personal identification number has been assigned. If the Contract Owner elects to complete the telephone reallocation form, the Contract Owner thereby agrees that the Company will not be liable for any loss, liability, cost or expense when the Company acts in accordance with the telephone reallocation instructions which are received and recorded on voice recording equipment. If a telephone reallocation, processed after the Contract Owner has completed the telephone reallocation form, is later determined not to have been made by the Contract Owner or was made without the Contract Owner's authorization, and a loss results from such unauthorized reallocation, the Contract Owner bears the risk of this loss. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. In the event the Company does not employ such procedures, the Company may be liable for any losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of such instructions and/or tape recording telephone instructions.

     AUTOMATIC REALLOCATIONS. The Contract Owner may elect to have the Company automatically reallocate Contract Value on each quarterly anniversary of the Issue Date or other date as permitted by Company practice to maintain a certain percentage of Contract Value in particular Sub-Accounts. The Contract Value allocated to each Sub-Account, as selected by the Contract Owner, will grow or decline in value at different rates during the quarter. Automatic Reallocation is intended to reallocate Contract Value from those Sub-Accounts that have increased in value to those Sub-Accounts that have declined in value or increased at a slower rate. This investment method does not guarantee profits nor does it assure that a Contract Owner will avoid losses.

     To elect Automatic Reallocations, the Contract Value must be at least $10,000 and an Automatic Reallocation application in proper form must be received at the Company's Administrative Office. An Automatic Reallocation application can be obtained by writing to the Company's Administrative Office in Minot, North Dakota. The Contract Owner must indicate on the application the applicable Sub-Accounts and the percentage of Contract Value to be maintained on a quarterly basis in each Sub-Account. All Contract Value in a selected Sub-Account will be available for the automatic reallocations.

     Automatic Reallocation of Contract Value will occur on each quarterly anniversary of the Issue Date or other date as permitted by Company practice, which the Company received the Automatic Reallocation application in proper form. The amounts reallocated will be credited at the Accumulation Unit value as of the end of the Valuation Dates on which the reallocations are made.

     A Contract Owner may instruct the Company at any time to terminate Automatic Reallocations by written request to the Company's Administrative Office in Minot, North Dakota. Any Contract Value in a Sub-Account that has not been reallocated will remain in that Sub-Account regardless of the percentage allocation unless the Contract Owner instructs otherwise. If a Contract Owner wants to continue Automatic Reallocations after they have been terminated, a new Automatic Reallocation application must be completed and sent to the Company's Home Office and the Contract Value at the time the request is made must be at least $10,000.

     The Company reserves the right to discontinue, modify or suspend Automatic Reallocations and it reserves the right to charge a fee not to exceed $25 per each reallocation between Sub-Accounts or from the unencumbered portion of Fixed Account A Contract Value. Contract Value in Fixed Account C is not eligible for Automatic Reallocations.

     DOLLAR COST AVERAGING REALLOCATIONS. The Contract Owner may direct the Company to automatically transfer a fixed dollar amount or a specified percentage of Sub-Account Contract Value or Fixed Account A or Fixed Account C Contract Value to any one or more other Sub-Accounts or to any available Fixed Account other than Fixed Account C. No reallocations to Fixed Account C are permitted under this service. Reallocations of this type from Fixed Account A may be made on a monthly, quarterly, semi-annual or annual basis. Reallocations from Fixed Account C may be made only on a monthly basis. This service is intended to allow the Contract Owner to utilize "Dollar Cost Averaging," a long term investment method which provides for regular investments over time in a level or variable amount. The Company makes no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. The Contract Owner may discontinue Dollar Cost Averaging at any time by notifying the Company in writing.

     Contract Owners interested in Dollar Cost Averaging may obtain a separate application form and full information concerning this service and its restrictions from their registered representatives.

     The Company reserves the right to discontinue, modify or suspend Dollar Cost Averaging. Although the Company currently charges no fees for reallocations made under the Dollar Cost Averaging program, the Company reserves the right to charge a processing fee not to exceed $25 for each Dollar Cost Averaging reallocation between Sub-Accounts or from Fixed Account A or Fixed Account C.

     REALLOCATIONS FROM THE FIXED ACCOUNTS. Subject to the conditions applicable to reallocations among Sub-Accounts, reallocations of amounts from Fixed Account A not designated to the Loan Account may be made to the Sub-Accounts or to any other available Fixed Account any time before the Start Date. After the Start Date, amounts supporting Fixed Annuity Payouts cannot be reallocated.

     Reallocations of Fixed Account C Contract Values are subject to the following conditions:

     - Reallocations from Fixed Account C must begin within 30 days of deposit, and must be substantially equal payments over a 12 month period. Reallocation from Fixed Account C will be transferred any time before the 29th day of each month. You may direct us on which day you want the reallocation.

     - If additional Purchase Payment(s) are received for allocation to Fixed Account C, the balance of Fixed Account C will be adjusted to reflect the subsequent payment(s) and reallocations will be recalculated based on the remaining 12 month period.

     - You may change the Variable Sub-Account(s) receiving Fixed Account C reallocations with written notice prior to the Reallocation Date. Only one reallocation of Fixed Account C shall take place at any one time.

     - If reallocations from Fixed Account C are discontinued prior to the end of the 12 month term, the remaining balance of Fixed Account C will be reallocated to Fixed Account A.

     After the Start Date, reserves supporting Fixed Annuity Payouts cannot be reallocated.

     The Company reserves the right to permit reallocations from Fixed Account A in excess of the limits described above on a non-discriminatory basis.

ASSIGNMENTS
     Except for Section 457 plans, if the Contract is issued pursuant to or in connection with a Qualified Plan, it may not be sold, transferred, pledged or assigned to any person or entity other than the Company. With respect to Section 457 plans, for such plans maintained by tax exempt organizations, all rights and benefits remain the exclusive property of the organization and are subject to its general creditors. For such plans maintained by state or local governments, however, all plan assets are maintained for the exclusive benefit of plan participants in accordance with Section 457(g). In other circumstances, an assignment of the Contract is permitted, but only before the Start Date, by giving the Company the original or a certified copy of the assignment. The Company shall not be bound by any assignment until it is actually received by the Company and shall not be responsible for the validity of any assignment. Any payments made or actions taken by the Company before the Company actually receives any assignment shall not be affected by the assignment.

CONTRACT OWNER AND BENEFICIARIES
     Unless someone else is named as the Contract Owner in the application for the Contract, the applicant is the Contract Owner of the Contract and before the Start Date may exercise all of the Contract Owner's rights under the Contract.

     The Contract Owner may name a Beneficiary and a Contingent Beneficiary. In the event a Contract Owner dies before the Start Date, the Beneficiary shall receive a Death Benefit as provided in the Contract. In the event the Payee dies on or after the date Annuity Payouts commence, the Beneficiary, if the Annuity Payout in effect at the Annuitant's death so provides, may continue receiving payouts or be paid a lump sum. If the Beneficiary or Contingent Beneficiary is not living on the date payment is due or if no Beneficiary or Contingent Beneficiary has been named, the Payee's estate will receive the applicable proceeds.

     A person named as an Annuitant, a Payee, a Beneficiary or a Contingent Beneficiary shall not be entitled to exercise any rights relating to the Contract or to receive any payments or settlements under the Contract or any Annuity Payout, unless such person is living on the day due proof of death of the Contract Owner, the Annuitant or the Beneficiary, whichever is applicable, is received by the Company.

     Unless different arrangements have been made with the Company by the Contract Owner, if more than one Beneficiary is entitled to payments from the Company the payments shall be in equal shares.

     Before the Start Date, the Contract Owner may change the Beneficiary or the Contingent Beneficiary by giving the Company written notice of the change, but the change shall not be effective until actually received by the Company. Upon receipt by the Company of a notice of change, it will be effective as of the date it was signed but shall not affect any payments made or actions taken by the Company before the Company received the notice, and the Company shall not be responsible for the validity of any change.

CONTRACT INQUIRIES
     Inquiries regarding a Contract may be made by writing to the Company's Administrative Office in Minot, North Dakota.

ANNUITY PROVISIONS

START DATE
     Unless otherwise agreed to by the Company, the Start Date must be the first business day of any calendar month. The earliest Start Date is the first business day of the first month after issue. If the Start Date selected by the Contract Owner does not occur on a Valuation Date at least 60 days after the date on which the Contract was issued, the Company reserves the right to adjust the Start Date to the first Valuation Date after the Start Date selected by the Contract Owner which is at least 60 days after the Contract issue date. If the Contract Owner does not select a Start Date, the Start Date will be the Contract Owner's 85th birthday. The latest Start Date is the Contract Owner's 99th birthday.

     The Contract Owner may change the Start Date by giving written notice received by the Company at least 30 days before the Start Date currently in effect and the new Start Date. The new Start Date must satisfy the requirements for a Start Date.

     For Contracts issued in connection with Qualified Plans, the Start Date and form of payout must satisfy certain requirements under the Code. (See "Federal Tax Status.")

ANNUITY PAYOUT SELECTION
     The Contract Owner may select a Variable Annuity Payout, a Fixed Annuity Payout, or both, with payments starting at the Start Date selected by the Contract Owner. The Contract Owner may change the form of Annuity Payout(s) by giving written notice received by the Company before the Start Date. If the Contract Owner has not selected the form of Annuity Payout(s) before the Start Date, the Company will apply the Fixed Account Contract Value to provide Fixed Annuity Payouts and the Variable Account Contract Value to provide Variable Annuity Payouts, both in the form of a Life Annuity with Payments Guaranteed for 10 years (120 months) which will be automatically effective.

FORMS OF ANNUITY PAYOUTS
     Variable Annuity Payouts and Fixed Annuity Payouts are available in any of the following Annuity Forms:

     LIFE ANNUITY. Unless otherwise agreed to by the Company, an annuity payable on the first business day of each calendar month during the Annuitant's life, starting with the first payment due according to the Contract. Payments cease with the payment made on the first business day of the calendar month in which the Annuitant's death occurs. It would be possible under this Annuity Payout for the Annuitant to receive only one payment if he or she died before the second annuity payment, only two payments if he or she died before the third annuity payment, etc.

     LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 YEARS (120 MONTHS). Unless otherwise agreed to by the Company, an annuity payable on the first business day of each calendar month during the Annuitant's life, starting with the first payment due according to the Contract. If the Annuitant receives all of the guaranteed payments, payments will continue thereafter but cease with the payment made on the first business day of the calendar month in which the Annuitant's death occurs. If all of the guaranteed payments have not been made before the Annuitant's death, the unpaid installments of the guaranteed payments will be continued to the Beneficiary.

     JOINT AND FULL SURVIVOR ANNUITY. Unless otherwise agreed to by the Company, an annuity payable on the first business day of each month during the Annuitant's life and the life of a named person (the "Joint Annuitant"), starting with the first payment due according to the Contract. Payments will continue while either the Annuitant or the Joint Annuitant is living and cease with the payment made on the first business day of the calendar month in which the death of the Annuitant or the Joint Annuitant, whichever lives longer, occurs. There is not a minimum number of payments guaranteed under this Annuity Payout. Payments cease upon the death of the last survivor of the Annuitant and the Joint Annuitant regardless of the number of payments received.

     The Company will pay Fixed and Variable Annuity Payouts under other Annuity Forms that may be offered by the Company. Your registered representative can provide you with the details.

FREQUENCY AND AMOUNT OF ANNUITY PAYOUTS
     Annuity Payouts will be paid as monthly installments, unless the Annuitant and the Company agree to a different payout schedule. However, if the Contract Value less any Outstanding Loan Balance at the Start Date is less than $5,000, the Company may pay the difference in a single sum and the Contract will be canceled. Also, if a monthly payout would be or become less than $100, the Company may change the frequency of payouts to intervals that will result in payouts of at least $100 each.

ANNUITY PAYOUTS
     The amount of the first Fixed Annuity Payout is determined by applying the Contract Value to be used for a fixed annuity at the Start Date to the annuity table in the Contract for the Fixed Annuity Payout selected. The table shows the minimum guaranteed amount of the initial annuity payment for each $1,000 applied. All subsequent payments shall be equal to the initial annuity payment.

     The amount of the first Variable Annuity Payout is determined by applying the Contract Value to be used for a variable annuity at the Start Date to the annuity table in the Contract for the Annuity Payout selected. Subsequent Variable Annuity Payouts vary in amount in accordance with the investment performance of the applicable Sub-Account. Assuming annuity payouts are based on the Annuity Unit values of a single Sub-Account, the dollar amount of the first annuity payout, determined as set forth above, is divided by the Sub-Account Annuity Unit value as of the Start Date to establish the number of Annuity Units representing each annuity payout. This number of Annuity Units remains fixed during the annuity payout period. The dollar amount of the second and subsequent payouts is not predetermined and may change from month to month. The dollar amount of the second and each subsequent annuity payout is determined by multiplying the fixed number of Annuity Units by the Sub-Account Annuity Unit Value for the Valuation Period with respect to which the annuity payout is due. If the monthly payout is based upon the Annuity Unit values of more than one Sub-Account, the foregoing procedure is repeated for each applicable Sub-Account and the sum of the payments based on each Sub-Account is the amount of the monthly annuity payout.

     The annuity tables in the Contracts are based upon the 1983 Mortality Table a and a 3% interest rate. Unisex rates will apply for Contracts issued under Qualified Plans and will be derived by calculating the weighted average of 15% male mortality and 85% female mortality. Sex-distinct rates will apply for non-qualified Contracts.

     The Company guarantees that the dollar amount of each Variable Annuity Payout after the first payout will not be affected by variations in expenses (including those related to the Variable Account) or in mortality experience from the mortality assumptions used to determine the first payout.

SUB-ACCOUNT ANNUITY UNIT VALUE
     Each Sub-Account's Annuity Units were initially valued at $10 each at the time Accumulation Units with respect to the Sub-Account were first converted into Annuity Units. The Sub-Account Annuity Unit value for any subsequent Valuation Period is determined by multiplying the Sub-Account Annuity Unit value for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account for the Valuation Period for which the Sub-Account Annuity Unit Value is being calculated, and multiplying the result by an interest factor to neutralize the assumed investment rate of 3% per annum built into the annuity tables contained in the Contracts. (See "Net Investment Factor.")

ASSUMED INVESTMENT RATE
     A 3% assumed investment rate is built into the annuity tables contained in the Contracts. If the actual net investment rate on the assets of the Variable Account is equal to the assumed investment rate, Variable Annuity Payouts will remain level. If the actual net investment rate exceeds the assumed investment rate, Variable Annuity Payouts will increase. Conversely, if it is less, then the payouts will decrease.

PARTIAL ANNUITIZATION
     Any time before the Start Date, a Contract Owner may apply a portion of the Contract Value to the purchase of Fixed or Variable Annuity Payouts or to a combination of Fixed and Variable Annuity Payouts. This is called a partial annuitization and occurs in the same manner as described above for application of the entire Contract Value to annuity payouts at the Start Date, except that values as of the Valuation Date immediately following receipt by the Company of a written request for a partial annuitization are used in place of values as of the Start Date.

     Upon the occurrence of a partial annuitization, the Contract Value applied to purchase annuity payouts is considered a withdrawal from the Contract. (See "Withdrawals (Redemptions)" and "Taxation of Annuities.") The Company reserves the right to deduct the amount of any premium taxes not already paid under a Contract.

     After a partial annuitization, annuity payouts based on the Contract Value applied and the annuity options selected are made in the same manner as if the Start Date had occurred and no Contract Value remained under the Contract. Any remaining Contract Value not applied to purchase annuity payouts, the Contract continues as if no partial annuitization had occurred.

FEDERAL TAX STATUS

INTRODUCTION
     THIS DISCUSSION IS GENERAL AND NOT INTENDED AS TAX ADVICE. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under a Contract.

     A Contract may be purchased on a non-qualified basis ("Non-Qualified Contract") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Contract"). Generally, a Qualified Contract is designed for use where Purchase Payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, 408A or 457 of the Code.

     The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payouts, and on the economic benefit to the Contract Owner, the Annuitant, the Payee or the Beneficiary, depends on the age and tax and employment status of the individual concerned, the type of retirement plan, and on the Company's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a Qualified Plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Contract.

     The following discussion assumes that Qualified Contracts are purchased and proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

     The discussion is based on the Company's understanding of Federal income tax laws as currently interpreted. No representation is made regarding the likelihood of the continuation of the present Federal income tax laws or the current interpretation by the Internal Revenue Service ("IRS").

     No attempt is made to consider any applicable state or other tax laws.

TAX STATUS OF THE CONTRACT

     DIVERSIFICATION REQUIREMENTS
     Section 817(h) of the Code provides that separate account investments underlying a Contract must be "adequately diversified" in accordance with Treasury regulations in order for the Contract to qualify as an annuity Contract under Section 72 of the Code. The Variable Account, through each of the Funds, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Sub-Accounts may be invested. The Company expects that each Fund in which the Variable Account owns shares will meet the diversification requirements and that the Contract will be treated as an annuity Contract under the Code.

     The Treasury has also announced that the diversification regulations do not provide guidance concerning the extent to which Contract Owners may direct their investments to particular Sub-Accounts of the Variable Account or how concentrated the investments of the Funds underlying a variable account may be. The number of underlying investment options available under a variable contract may also be relevant in determining whether the product qualifies for the desired tax treatment. It is possible that if additional rules, regulations or guidance in this regard are issued, the Contract may need to be modified to comply with such additional rules or guidance. For these reasons, the Company reserves the right to modify the Contracts as necessary to attempt to prevent the Contract Owner from being considered the owner of the assets of the Funds or otherwise to qualify the Contract for favorable tax treatment.

     REQUIRED DISTRIBUTIONS
     In order to be treated as an annuity Contract for federal income tax purposes, Section 72(s) of the Code also requires any Non-Qualified Contract to provide that: (a) if any Contract Owner dies on or after the Start Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Contract Owner's death; and (b) if any Contract Owner dies prior to the Start Date, the entire interest in the Contract will be distributed within five years after the date of the Contract Owner's death. These requirements will be considered satisfied as to any portion of the Contract Owner's interest which is payable to or for the benefit of a "designated Beneficiary" and which is distributed over the life of such Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of that Contract Owner's death. The Contract Owner's "designated Beneficiary" is the person designated by such Contract Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death and must be a natural person. However, if the Contract Owner's "designated Beneficiary" is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner. If the Contract Owner is not an individual, any change in the primary Annuitant is treated as a change of Contract Owner for tax purposes.

     The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise. Other rules may apply to Qualified Contracts.

TAXATION OF ANNUITIES

     IN GENERAL
     Section 72 of the Code governs taxation of annuities in general. The Company believes that a Contract Owner who is a natural person generally is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Value (e.g., partial withdrawals and complete withdrawals) or as annuity payouts under the form of annuity payout selected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or annuity) is taxable as ordinary income.

     Except as provided in the Code, a Contract Owner who is not a natural person generally must include in income any increase in the excess of the net withdrawal value over the "investment in the Contract" during the taxable year.

     WITHDRAWALS
     In the case of a withdrawal from a Qualified Contract, under Section 72(e) of the Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the Contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the Contract" generally equals the portion, if any, of any Purchase Payments paid by or on behalf of any individual under a Contract which was not under-excluded from the individual's gross income. For Contracts issued in connection with Qualified Plans, the "investment in the Contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

     In the case of a withdrawal (including Systematic Withdrawals) from a Non-Qualified Contract before the Start Date, under Code Section 72(e) amounts received are generally first treated as taxable income to the extent that the Contract Value immediately before withdrawal exceeds the "investment in the Contract" at that time. Any additional amount withdrawn is not taxable.

     In the case of a full withdrawal under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the Contract."

     A Federal penalty tax may apply to certain withdrawals from Qualified and Non-Qualified Contracts. (See "Penalty Tax on Certain Distributions" below.)

     ANNUITY PAYOUTS
     Although tax consequences may vary depending on the annuity form selected under the Contract, in general, only the portion of the annuity payout that represents the amount by which the Contract Value exceeds the investment in the Contract will be taxed; after the investment in the Contract is recovered, the full amount of any additional annuity payouts is taxable. For Variable Annuity Payouts, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the Contract by the total number of expected periodic annuity payouts. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her investment in the Contract. For Fixed Annuity Payouts, in general there is no tax on the portion of each payout which represents the same ratio that the investment in the Contract bears to the total expected value of the annuity payouts for the term of the payouts; however, the remainder of each annuity payout is taxable until the recovery of the investment in the Contract, and thereafter the full amount of each annuity payout is taxable.

     TAXATION OF DEATH BENEFIT PROCEEDS
     Amounts may be distributed from Transfer Series, Flex Series or Plus Series Contracts because of the death of a Contract Owner or an Annuitant. For Retail Series Contracts, amounts may be distributed from a Contract because of the death of a Contract Owner. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal from the Contract; or (ii) if distributed under a payout option, they are taxed in the same way as annuity payouts.

     PENALTY TAX ON CERTAIN DISTRIBUTIONS
     In the case of a distribution pursuant to a Non-Qualified Contract, a Federal penalty equal to 10% of the amount treated as taxable income may be imposed. In general, however, there is no penalty on distributions:

     - Made on or after the taxpayer reaches age 59 1/2;

     - Made on or after the death of the holder (a holder is considered a Contract Owner) (or if the holder is not an individual, the death of the primary annuitant);

     - Attributable to the taxpayer becoming disabled;

     - A part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;

     - Made under an annuity Contract that is purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; and

     - Made under certain annuities issued in connection with structured settlement agreements.

     Other tax penalties may apply to certain distributions under a Qualified Contract, as well as to certain contributions to, loans from, and other circumstances, applicable to the Qualified Plan of which the Qualified Contract is part.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT
     A transfer of ownership or assignment of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Contract Owner, or the exchange of a Contract may result in certain tax consequences to the Contract Owner that are not discussed herein. A Contract Owner contemplating any such transfer, assignment, or exchange of a Contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

WITHHOLDING
     Pension and annuity distributions generally are subject to withholding for the recipient's Federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Some recipients may elect not to have tax withheld from distributions. Distributions from certain qualified plans are generally subject to mandatory withholding. Withholding for Contracts issued to retirement plans established under Section 401 of the Code is the responsibility of the plan trustee.

MULTIPLE CONTRACTS
     Section 72(e)(11) of the Code treats all non-qualified deferred annuity Contracts entered into after October 21, 1988 that are issued by the Company (or its affiliates) to the same Contract Owner during any calendar year as one annuity Contract for purposes of determining the amount includible in gross income under Code Section 72(e). The effects of this rule are not clear; however, it could affect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity Contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity Contracts purchased by the same Contract Owner. Accordingly, a Contract Owner should consult a competent tax adviser before purchasing more than one annuity Contract.

TAXATION OF QUALIFIED PLANS
     The Contracts are designed for use with several types of Qualified Plans. The tax rules applicable to participants in these Qualified Plans vary according to the type of Plan and the terms and conditions of the Plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of Qualified Plans. Contract Owners, Annuitants, Payees and Beneficiaries are cautioned that the rights of any person to any benefits under these Qualified Plans will be subject to the terms and conditions of the Plans themselves, regardless of the terms and conditions of the Contracts issued in connection with the Plans. The Company shall not be bound by the terms and conditions of such Qualified Plans to the extent such terms contradict the Contract, unless the Company consents. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's Contract administration procedures. Contract Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the

Contracts comply with applicable law. Brief descriptions follow of the various types of Qualified Plans in connection with a Contract.

CORPORATE PENSION AND PROFIT-SHARING PLANS AND H.R. 10 PLANS
     Code Section 401(a) permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

INDIVIDUAL RETIREMENT ANNUITIES
     Sections 408 and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." All IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may commence.

     TRADITIONAL IRAS. Section 408 governs "traditional" IRAs. Subject to certain income limits, contributions to a traditional IRA may be tax deductible. Distributions from a traditional IRA, if attributable to deductible contributions, are generally subject to income tax. Distributions must begin in the year the contract owner reaches age 70 1/2. Distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into a traditional IRA.

     ROTH IRAS. Section 408A of the Code permits individuals to contribute to a special type of IRA called a Roth IRA. The IRA must be designated as a "Roth IRA" at the time it is established, in accordance with IRS rules. Contributions to a Roth IRA are not deductible. If certain conditions are met, qualified distributions from a Roth IRA are tax free. Subject to special limitations, a distribution from a traditional IRA or another Roth IRA may be rolled over to a Roth IRA.

     Sales of a Contract for use with traditional or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRS qualification requirements.

TAX SHELTERED ANNUITIES
     Section 403(b) of the Code allows employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the Purchase Payments paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. Code Section 403(b)(11) restricts the distribution under Code Section 403(b) annuity Contracts of: (i) elective contributions made in years beginning after December 31, 1988; (ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

SECTION 457 PLANS
     Code Section 457 allows tax exempt organizations and state and local governments to establish deferred compensation plans that allow individuals who perform services for them as employees or independent contractors to participate. Plans maintained by tax exempt organizations require that all rights and benefits provided thereunder remain the property of the employer, subject to its general creditors. Plans maintained by state and local governments, however, must be maintained for the exclusive benefit of plan participants. Section 457 plans are subject to rules and limits on the timing of deferrals and amount that may be contributed. The Code also regulates when distributions may (or must) commence. Sale of a Contract for use with Section 457 plans may be subject to special IRS requirements. The IRS has not reviewed the Contract for qualification purposes.

POSSIBLE CHARGE FOR THE COMPANY'S TAXES
     At the present time, the Company makes no charge to the Sub-Accounts for any Federal, state, or local taxes that the Company incurs which may be attributable to such Sub-Accounts or to the Contracts. The Company, however, reserves the right in the future to make a charge for any such tax that it determines to be properly attributable to the Sub-Accounts of the Contracts.

OTHER TAX CONSEQUENCES
     As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Contract Owner or recipient of the distribution. A competent tax adviser should be consulted for further information.

POSSIBLE CHANGES IN TAXATION
     In past years, legislation has been proposed that would have adversely modified the Federal taxation of certain annuities. There is always the possibility that tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

     Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the Contract.

VOTING OF FUND SHARES
     As long as the Variable Account is registered as a unit investment trust under the Investment Company Act of 1940 and the assets of the Variable Account are allocated to Sub-Accounts that are invested in Fund shares, the Fund shares held in the Sub-Accounts will be voted by the Company in accordance with the instructions received from the person having voting interests under the Contracts as described below. If the Company determines pursuant to applicable law or regulation that Fund shares held in the Sub-Accounts and attributable to the Contracts need not be voted pursuant to instructions received from persons otherwise having the voting interests, then the Company may vote such Fund shares held in the Sub-Accounts in its own right.

     Before Variable Annuity Payouts begin, the Contract Owner will have the voting interest with respect to the Fund shares attributable to a Contract. After Variable Annuity Payouts begin, the Annuitant will have the voting interest with respect to the Fund shares attributable to the Annuity Units under a Contract. Such voting interest will generally decrease during the Variable Annuity Payout period.

     Any Fund shares held in the Variable Account for which the Company does not receive timely voting instructions, or which are not attributable to Contract Owners, will be voted by the Company in proportion to the instructions received from all Contract Owners having a voting interest in the Fund. Any Fund shares held by the Company or any of its affiliates in general accounts will, for voting purposes, be allocated to all separate accounts having voting interests in the Fund in proportion to each account's voting interest in the respective Fund and will be voted in the same manner as are the respective account's votes.

     All Fund proxy material will be sent to persons having voting interests together with appropriate forms which may be used to give voting instructions. Persons entitled to voting interests and the number of votes which they may cast shall be determined as of a record date, to be selected by the Fund.

     Persons having voting interests under the Contracts as described above will not, as a result thereof, have voting interests with respect to meetings of the stockholders of the Company.

DISTRIBUTION OF THE CONTRACTS
     The Contracts will be distributed by the Principal Underwriter, Washington Square Securities, Inc., 20 Washington Avenue South, Minneapolis, Minnesota 55401, which is an affiliate of the Company. Commissions and other distribution compensation will be paid by the Company. The Contracts will be sold by licensed insurance agents in those states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. Generally such payments will not exceed 9.75% of the Purchase Payments. In some cases a trail commission based on the Contract Value may also be paid.

REPORTS TO CONTRACT OWNERS
     The Company will mail to the Contract Owner, at the last known address of record at the Company's Administrative Office in Minot, North Dakota, a statement showing the Contract Value. The Company will also provide to Contract Owners immediate written confirmation of every financial transaction made under their Contracts; however, Contract Owners who make Purchase Payments through salary reduction arrangements with their employers will receive quarterly confirmations of Purchase Payments made to their Contracts.

     To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the Investment Funds, will be mailed to your household, even if you or other persons in your household have more than one Contract issued by the Company or an affiliate. Call (877) 884-5050 if you need additional copies of financial reports, prospectuses, or annual and semi-annual reports, or if you would like to receive one copy for each Contract in all future mailings.

LEGAL PROCEEDINGS
     The Variable Account is not a party to any pending legal proceedings. The Company is a defendant in various lawsuits in connection with the normal conduct of its insurance operations. Some of the claims seek to be granted class action status and many of the claims seek both compensatory and punitive damages. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse impact to the financial position of the Company.

FINANCIAL STATEMENTS AND EXPERTS
     The annual financial statements of Separate Account One as of December 31, 1999 and for each of the two years then ended and the annual statutory basis financial statements of Northern Life Insurance Company as of and for the years ended December 31, 1999 and 1998, which are contained in the Statement of
Additional Information, have been audited by                , independent
auditors, as stated in their reports, which are included herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FURTHER INFORMATION
     A Registration Statement under the Securities Act of 1933 has been filed with the SEC, with respect to the Contracts described herein. The Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto, to which reference is hereby made for further information concerning the Variable Account, the Company and the Contracts. The information so omitted may be obtained from the SEC's principal office in Washington, D.C., upon payment of the fee prescribed by the SEC, or examined there without charge. Statements contained in this Prospectus as to the provisions of the Contracts and other legal documents are summaries, and reference is made to the documents as filed with the SEC for a complete statement of the provisions thereof.

                              SEPARATE ACCOUNT ONE
                      STATEMENT OF ADDITIONAL INFORMATION

                               TABLE OF CONTENTS

Introduction................................................    SAI- 2
Custody of Assets...........................................    SAI- 2
Independent Auditors........................................    SAI- 3
Distribution of the Contracts...............................    SAI- 3
Calculation of Yields and Total Returns.....................    SAI- 3
Company Holidays............................................    SAI-13
Financial Statements........................................    SAI-13

If you would like to receive a copy of the Separate Account One Advantage RIA(SM) Annuity Statement of Additional Information, please call 1-877-884-5050 or return this request to:

RELIASTAR SERVICE CENTER
P.O. BOX 5050
MINOT, NORTH DAKOTA 58702-5050

Your name
--------------------------------------------------------------------------------

Address
--------------------------------------------------------------------------------

City
--------------------------------------------- State
------------------------------ Zip
------------------

Please send me a copy of the Separate Account One Advantage RIA(SM) Annuity Statement of Additional Information.

--------------------------------------------------------------------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ACCOMPANYING FUND PROSPECTUSES AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                                   APPENDIX A

THE FIXED ACCOUNTS

     Contributions and reallocations to Fixed Account A and Fixed Account C (collectively, the "Fixed Accounts") under the Contracts become part of the general account of the Company (the "General Account"), which supports insurance and annuity obligations. because of exemptive and exclusionary provisions, interests in the Fixed Accounts have not been registered under the Securities Act of 1933 ("1933 Act") nor are the Fixed Accounts registered as investment companies under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the Fixed Accounts nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus which relate to the fixed portion of the Contracts. Disclosures regarding the fixed portion of the Contracts and the Fixed Accounts, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     The Fixed Accounts are part of the General Account, which is made up of all of the general assets of the Company other than those allocated to any separate account. We offer the option of having all or a portion of Purchase Payments allocated to the Fixed Accounts as selected by the Contract Owner at the time of purchase or as subsequently changed. The Company will invest the assets allocated to the Fixed Accounts in those assets chosen by the Company and allowed by applicable law. Investment income from such Fixed Accounts' assets will be allocated between the Company and the Contracts participating in the Fixed Accounts, in accordance with the terms of such Contracts.

     Fixed Annuity Payouts made to Annuitants under the Contracts will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. The Company assumes this "mortality risk" by virtue of annuity rates incorporated in the Contracts which cannot be changed. In addition, the Company guarantees that it will not increase charges for maintenance of the Contracts regardless of its actual expenses.

     Investment income from the Fixed Accounts allocated to the Company includes compensation for mortality and expense risks borne by the Company in connection with Fixed Account Contracts. The Company expects to derive a profit from this compensation.

     The Company may credit interest in excess of the guaranteed rate of 3%. For RIA Series Contracts, any interest rate in effect when an amount is allocated or reallocated to the Fixed Accounts is guaranteed for that amount for at least 12 months, and subsequent interest rates for that amount will not be changed more often than once every 12 months.

     There is no specific formula for the determination of excess interest credits. Such credits, if any, will be determined by the Company based on many factors, including, but not limited to: investment yield rates, taxes, Contract persistency, and other experience factors. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNTS IN EXCESS OF 3% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF THE COMPANY. THE CONTRACT OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR ANY GIVEN YEAR.

     The Company is aware of no statutory limitations on the maximum amount of interest it may credit, and the Board of Directors has set no limitations. However, inherent in the Company's exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various Contractholders and Contract Owners and to its stockholder.

     Excess interest, if any, will be credited on the Fixed Account Contract Value. The Company guarantees that, at any time, the Fixed Account Contract Value will not be less than the amount of Purchase Payments and transfers allocated to the Fixed Accounts, plus interest at the rate of 3% per year, compounded annually, plus any additional interest which the Company may, in its discretion, credit to the Fixed Accounts, less the sum of all annual administrative charges or Withdrawal Charges levied, any applicable premium taxes, and less any amounts withdrawn or reallocated from the Fixed Accounts. If the Contract Owner makes a full withdrawal, the amount available from the Fixed Accounts will be reduced by any applicable Withdrawal Charge and Annual Contract Charge. (See "Charges Made by the Company.")

                                   APPENDIX B

PERFORMANCE INFORMATION AND CONDENSED FINANCIAL INFORMATION

PERFORMANCE INFORMATION

     From time to time, the Company may advertise or include in sales literature yields, effective yields, and total returns for the available Sub-Accounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Each Sub-Account may, from time to time, advertise or include in sales literature performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance information, and comparisons with unmanaged market indices appears in the Statement of Additional Information.

     Yields, effective yields and total returns for the Sub-Accounts are based on the investment performance of the corresponding portfolios of the Funds. The performance, in part, reflects the Funds' expenses. See the Prospectuses for the Funds.

     The yield of the Sub-Account investing in the VIP Money Market Portfolio refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

     The yield of a Sub-Account (except the Money Market Sub-Account investing in the VIP Money Market Portfolio) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

     The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including, but not limited to, a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are annualized based on an average return over various periods of time.

     Total returns generally will be presented in "standardized" format. This means, among other things, that performance will be shown from the date of inception of the Variable Account, or, if later, the inception date of the applicable Investment Fund. In some instances, "non-standardized" returns may be shown from prior to the inception date of the Variable Account. Non-standardized information will be accompanied by standardized information.

     The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of the investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Sub-Account (including any Withdrawal Charge that would apply if a Contract Owner terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes).

     When a Sub-Account has been in operation for one, five, and ten years, respectively, the average annual total return for these periods will be provided. For periods prior to the date the Sub-Account commenced operations, performance information for Contracts funded by the Sub-Accounts will be calculated based on the performance of the Funds' Portfolios and the assumption that the Sub-Accounts were in existence for the same periods as those indicated for the Funds' Portfolios, with the level of Contract Charges that were in effect at the inception of the Sub-Accounts for the Contracts.

     Average total return information may be presented, computed on the same basis as described above, except deductions will not include the Withdrawal Charge. In addition, the Company may from time to time disclose average annual total return in non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

     The Company may, from time to time, also disclose yields and total returns for the Portfolios of the Funds, including such disclosure for periods prior to the dates the Sub-Accounts commenced operations.

     For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

     In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), Morningstar, Inc. ("Morningstar") and the Variable Annuity Research Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

     Lipper's and Morningstar's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

     Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Composite Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

     The Company may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. The Company may also illustrate the accumulation of Contract Value and payment of annuity benefits on a variable or fixed basis, or a combination variable and fixed basis, based on hypothetical rates of return, and compare those illustrations to mutual fund hypothetical illustrations, using charts, tables, and graphs, including software programs utilizing such charts, tables, and graphs. All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying portfolio's investment experience is positive.

     The following table shows, for each Sub-Account of the Variable Account, the value of a Sub-Account Accumulation Unit as it is invested in portfolios at the dates shown, and the total number of Sub-Account Accumulation Units outstanding at the end of each period:

                                       YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                       DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                       -----------   -----------   -----------   -----------   -----------
                                          1995          1996          1997          1998          1999
                                       -----------   -----------   -----------   -----------   -----------
AIM VARIABLE INSURANCE FUNDS, INC.
AIM V.I. Dent Demographic Trends Fund
  (From May 1, 2000)
  Beginning of period................     N/A           N/A           N/A           N/A           N/A
  End of period......................     N/A           N/A           N/A           N/A           N/A
  Units outstanding at end of
     period..........................     N/A           N/A           N/A           N/A           N/A
THE ALGER AMERICAN FUND:
  (All Sub-Accounts from October 20,
     1995)
Alger American Growth Portfolio
  Beginning of period................   $10.0000      $10.0072       $11.1842      $13.8684      $20.2501
  End of period......................   $10.0072      $11.1842       $13.8684      $20.2501      $26.7070
  Units outstanding at end of
     period..........................      7,531       162,852        402,925       958,685     2,319,442
Alger American Leveraged AllCap
  Portfolio
  Beginning of period................   $10.0000      $10.2636       $11.3381      $13.3809      $20.8260
  End of period......................   $10.2636      $11.3381       $13.3809      $20.8260      $36.5684
  Units outstanding at end of
     period..........................      3,864       130,393        260,380       491,436     1,165,393
Alger American MidCap Growth
  Portfolio
  Beginning of period................   $10.0000      $ 9.8937       $10.9156      $12.3791      $15.9059
  End of period......................   $ 9.8937      $10.9156       $12.3791      $15.9059      $20.6802
  Units outstanding at end of
     period..........................      2,208       227,029        405,580       590,794       696,730
Alger American Small Capitalization
  Portfolio
  Beginning of period................   $10.0000      $ 9.8255       $10.0929      $11.0864      $12.6301
  End of period......................   $ 9.8255      $10.0929       $11.0864      $12.6301      $17.8621
  Units outstanding at end of
     period..........................      9,498       261,902        527,947       751,967       885,257
FIDELITY VARIABLE INSURANCE PRODUCTS
  FUND (VIP):
  (All Sub-Accounts from October 20,
     1995)
VIP Equity-Income Portfolio
  Beginning of period................   $10.0000      $10.7172       $12.0764      $15.2559      $16.7931
  End of period......................   $10.7172      $12.0764       $15.2559      $16.7931      $17.6078
  Units outstanding at end of
     period..........................      3,922       370,036      1,040,329     1,850,470     2,145,169
VIP Growth Portfolio
  Beginning of period................   $10.0000      $ 9.0237       $11.1104      $13.5286      $18.6009
  End of period......................   $ 9.8237      $11.1104       $13.5286      $18.6009      $25.2203
  Units outstanding at end of
     period..........................      5,112       210,258        624,734     1,117,355     2,139,958
VIP Money Market Portfolio
  Beginning of period................   $10.0000      $10.0743       $10.4712      $10.8926      $11.3294
  End of period......................   $10.0743      $10.4712       $10.8926      $11.3294      $11.7504
  Units outstanding at end of
     period..........................     N/A          104,844        446,458       605,376     1,144,601

                                       YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                       DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                       -----------   -----------   -----------   -----------   -----------
                                          1995          1996          1997          1998          1999
                                       -----------   -----------   -----------   -----------   -----------
FIDELITY VARIABLE INSURANCE PRODUCTS
  FUND II (VIP II):
VIP II Asset Manager: Growth
  Portfolio
  (From October 20, 1995)
  Beginning of period................   $10.0000      $10.3997       $12.2902      $15.1675      $17.5847
  End of period......................   $10.3997      $12.2982       $15.1675      $17.5847      $19.8055
  Units outstanding at end of
     period..........................      6,432        58,201        293,160       652,013       147,050
VIP II Contrafund Portfolio
  (From October 20, 1995)
  Beginning of period................   $10.0000      $10.2935       $12.3119      $15.0718      $19.3181
  End of period......................   $10.2935      $12.3119       $15.0718      $19.3181      $23.6700
  Units outstanding at end of
     period..........................      7,417       314,103      1,124,760     2,090,469     3,267,496
VIP II Index 500 Portfolio
  (From October 20, 1995)
  Beginning of period................   $10.0000      $10.5862       $12.8201      $16.7757      $21.2285
  End of period......................   $10.5862      $12.8201       $16.7757      $21.2285      $25.2271
  Units outstanding at end of
     period..........................        702       231,904      1,310,992     3,336,587     4,831,869
VIP II Investment Grade Bond
  Portfolio
  (From April 30, 1999)
  Beginning of period................     N/A           N/A           N/A           N/A           N/A
  End of period......................     N/A           N/A           N/A           N/A          $ 9.7937
  Units outstanding at end of
     period..........................     N/A           N/A           N/A           N/A           222,858
FIDELITY VARIABLE INSURANCE PRODUCTS
  FUND III (VIP III):
  (From January 1, 1999)
VIP III Growth Opportunities
  Portfolio
  Beginning of period................     N/A           N/A           N/A           N/A           N/A
  End of period......................     N/A           N/A           N/A           N/A          $10.0435
  Units outstanding at end of
     period..........................     N/A           N/A           N/A           N/A           337,766
JANUS ASPEN SERIES:
  (All Sub-Accounts From August 8,
     1997)
Aggressive Growth Portfolio
  Beginning of period................     N/A           N/A          $10.0000      $10.8993      $14.4299
  End of period......................     N/A           N/A          $10.8993      $14.4299      $32.0747
  Units outstanding at end of
     period..........................     N/A           N/A            17,506       143,611       868,257
Growth Portfolio
  Beginning of period................     N/A           N/A          $10.0000      $10.1307      $13.5522
  End of period......................     N/A           N/A          $10.1307      $13.5522      $19.2421
  Units outstanding at end of
     period..........................     N/A           N/A            82,286       662,697     1,788,564
International Growth Portfolio
  Beginning of period................     N/A           N/A          $10.0000      $ 9.5720      $11.0658
  End of period......................     N/A           N/A          $ 9.5720      $11.0658      $19.8902
  Units outstanding at end of
     period..........................     N/A           N/A            81,884       275,637       473,654
Worldwide Growth Portfolio
  Beginning of period................     N/A           N/A          $10.0000      $ 9.7818      $12.4357
  End of period......................     N/A           N/A          $ 9.7818      $12.4357      $20.1668
  Units outstanding at end of
     period..........................     N/A           N/A           295,875     2,066,481     4,030,342

                                       YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                       DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                       -----------   -----------   -----------   -----------   -----------
                                          1995          1996          1997          1998          1999
                                       -----------   -----------   -----------   -----------   -----------
NEUBERGER BERMAN AMT:
Limited Maturity Bond Portfolio
  (From August 8, 1997)
  Beginning of period................     N/A           N/A          $10.0000      $10.1973      $10.4971
  End of period......................     N/A           N/A          $10.1973      $10.4971      $10.5041
  Units outstanding at end of
     period..........................     N/A           N/A            22,029       210,709       407,142
Partners Portfolio
  (From August 8, 1997)
  Beginning of period................     N/A           N/A          $10.0000      $10.2686      $10.5521
  End of period......................     N/A           N/A          $10.2686      $10.5521      $11.1723
  Units outstanding at end of
     period..........................     N/A           N/A           255,773     1,582,048     1,479,974
Socially Responsive Portfolio
  (From January 1, 1999)
  Beginning of period................     N/A           N/A           N/A           N/A           N/A
  End of period......................     N/A           N/A           N/A           N/A          $11.3827
  Units outstanding at end of
     period..........................     N/A           N/A           N/A           N/A            32,883
OCC ACCUMULATION TRUST:
  (All Sub-Accounts From August 8,
     1997)
Equity Portfolio
  Beginning of period................     N/A           N/A          $10.0000      $10.6410      $11.7375
  End of period......................     N/A           N/A          $10.6410      $11.7375      $11.8684
  Units outstanding at end of
     period..........................     N/A           N/A            45,654       227,143       281,367
Global Equity Portfolio
  Beginning of period................     N/A           N/A          $10.0000      $ 9.4593      $10.5673
  End of period......................     N/A           N/A          $ 9.4593      $10.5673      $13.1847
  Units outstanding at end of
     period..........................     N/A           N/A            18,968        70,138        86,458
Managed Portfolio
  Beginning of period................     N/A           N/A          $10.0000      $10.0801      $10.6480
  End of period......................     N/A           N/A          $10.0801      $10.6480      $11.0246
  Units outstanding at end of
     period..........................     N/A           N/A           274,773     1,659,488     1,595,696
Small Cap Portfolio
  Beginning of period................     N/A           N/A          $10.0000      $10.1959      $ 9.1466
  End of period......................     N/A           N/A          $10.1959      $ 9.1466      $ 8.8541
  Units outstanding at end of
     period..........................     N/A           N/A            48,630       252,954       309,634
PILGRIM VARIABLE PRODUCTS TRUST:
Pilgrim VP Growth Opportunities
  Portfolio
  (From May 1, 2000)
  Beginning of period................     N/A           N/A           N/A           N/A           N/A
  End of period......................     N/A           N/A           N/A           N/A           N/A
  Units outstanding at end of
     period..........................     N/A           N/A           N/A           N/A           N/A
Pilgrim VP Growth + Value Portfolio
  (From October 20, 1995)
  Beginning of period................   $10.0000      $10.1010       $12.2601      $13.8613      $16.3103
  End of period......................   $10.1010      $12.2601       $13.8613      $16.3103      $31.3606
  Units outstanding at end of
     period..........................      1,068       318,138      1,118,716     1,333,885     1,501,434

                                       YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED    YEAR ENDED
                                       DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31   DECEMBER 31
                                       -----------   -----------   -----------   -----------   -----------
                                          1995          1996          1997          1998          1999
                                       -----------   -----------   -----------   -----------   -----------
Pilgrim VP High Yield Bond Portfolio
  (From August 8, 1997)
  Beginning of period................     N/A           N/A          $10.0000      $10.1766      $10.0942
  End of period......................     N/A           N/A          $10.1766      $10.0942      $ 9.6332
  Units outstanding at end of
     period..........................     N/A           N/A           105,615       885,662       834,113
Pilgrim VP International Value
  Portfolio
  (From August 8, 1997)
  Beginning of period................     N/A           N/A          $10.0000      $10.0734      $11.6150
  End of period......................     N/A           N/A          $10.0734      $11.6150      $17.2007
  Units outstanding at end of
     period..........................     N/A           N/A            57,507       330,553       488,502
Pilgrim VP MagnaCap Portfolio
  (From May 1, 2000)
  Beginning of period................     N/A           N/A           N/A           N/A           N/A
  End of period......................     N/A           N/A           N/A           N/A           N/A
  Units outstanding at end of
     period..........................     N/A           N/A           N/A           N/A           N/A
Pilgrim VP MidCap Opportunities
  Portfolio
  (From May 1, 2000)
  Beginning of period................     N/A           N/A           N/A           N/A           N/A
  End of period......................     N/A           N/A           N/A           N/A           N/A
  Units outstanding at end of
     period..........................     N/A           N/A           N/A           N/A           N/A
Pilgrim VP Research Enhanced Index
  Portfolio
  (From October 20, 1995)
  Beginning of period................   $10.0000      $10.2402       $11.4374      $12.0694      $12.0629
  End of period......................   $10.2402      $11.4374       $12.0694      $12.0629      $12.5874
  Units outstanding at end of
     period..........................      1,937        52,791        238,691       403,214     1,646,856
Pilgrim VP SmallCap Opportunities
  Portfolio
  (From October 20, 1995)
  Beginning of period................   $10.0000      $10.3844       $11.6519      $13.2845      $15.3663
  End of period......................   $10.3844      $11.6519       $13.2845      $15.3663      $36.5246
  Units outstanding at end of
     period..........................      2,292        62,237        270,968       338,593       574,895

     - The Sub-Accounts investing in The Alger American Fund, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II and Pilgrim Variable Products Trust Growth + Value Portfolio, Research Enhanced Index Portfolio, and Small Cap Opportunities Portfolio were not available through the Variable Account prior to 1995.

     - The Sub-Accounts investing in the Janus Aspen Series, Neuberger Berman AMT Limited Maturity Bond Portfolio and Partners Portfolio, the Pilgrim Variable Products Trust High Yield Bond Portfolio, the Pilgrim Variable Products Trust International Value Portfolio and OCC Accumulation Trust were not available through the Variable Account prior to August 8, 1997.

     - The Sub-Accounts investing in the Fidelity Variable Insurance Products Fund III and Neuberger Berman AMT Socially Responsive Portfolio were not available through the Variable Account prior to January 1, 1999.

     - The Sub-Accounts investing in the Fidelity VIP II Investment Grade Bond Portfolio were not available through the Variable Account prior to April 30, 1999.

     - The Sub-Accounts investing in the AIM V.I. Dent Demographic Trends Fund and the Pilgrim Variable Products Trust Growth Opportunities Portfolio, MagnaCap Portfolio, and MidCap Opportunities Portfolio were not available through the Variable Account prior to May 1, 2000.

     - The Pilgrim Variable Products Trust Small Cap Opportunities Portfolio (formerly the Northstar Galaxy Trust Emerging Growth Portfolio) operated under an investment objective of seeking income balanced with capital appreciation from inception through November 8, 1998, when the investment objective was modified to seeking long-term capital appreciation. The Pilgrim Variable Products Trust Research Enhanced Index Portfolio (formerly the Northstar Galaxy Trust Multi-Sector Bond Portfolio) operated under an investment objective of seeking current income while preserving capital through April 29, 1999, when the investment objective was modified to seeking long-term capital appreciation.

                      STATEMENT OF ADDITIONAL INFORMATION
                               FOR NORTHERN LIFE
                           ADVANTAGE RIA(SM) ANNUITY

                            ------------------------

              INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS
                                   ISSUED BY
                              SEPARATE ACCOUNT ONE
                                      AND
                        NORTHERN LIFE INSURANCE COMPANY

     This Statement of Additional Information is not a Prospectus, but should be read in conjunction with the Prospectuses dated April 3, 2000 (the "Prospectus") relating to the Individual Deferred Variable/Fixed Annuity Contracts issued by Separate Account One (the "Variable Account") and Northern Life Insurance Company (the "Company"). Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus. A copy of the Prospectus may be obtained from the Company's Service Center at P.O. Box 5050, Minot, North Dakota 58702-5050, by calling 1-877-884-5050, or from
Washington Square Securities, Inc., 20 Washington Avenue South, Minneapolis, Minnesota 55401.

     Capitalized terms used in this Statement of Additional Information that are not otherwise defined herein shall have the meanings given to them in the Prospectus.

                            ------------------------

                               TABLE OF CONTENTS

                                                                 PAGE
                                                                ------
Introduction................................................    SAI- 2
Custody of Assets...........................................    SAI- 3
Independent Auditors........................................    SAI- 3
Distribution of the Contracts...............................    SAI- 3
Calculation of Yields and Total Returns.....................    SAI- 3
Company Holidays............................................    SAI-13
Financial Statements........................................    SAI-13

                            ------------------------

     The date of this Statement of Additional Information is April 3, 2000.

                                      SAI-1

INTRODUCTION
     The Individual Deferred Variable/Fixed Annuity Contracts described in the Prospectus (the "RIA Series Contracts") are flexible Purchase Payment Contracts. The Contracts are sold to or in connection with retirement plans which may or may not qualify for special federal tax treatment under the Internal Revenue Code. (See "Federal Tax Status" in the Prospectus.) Annuity Payouts under the Contracts are deferred until a later date selected by the Contract Owner.

     Purchase Payments may be allocated to one or more of the available Sub-Accounts of the Variable Account, a separate account of the Company, and/or to any available Fixed Account which for RIA Series Contracts includes Fixed Account A and/or Fixed Account C (which are part of the general account of the Company).

     Purchase payments allocated to one or more of the available Sub-Accounts of the Variable Account, as selected by the Contract Owner, will be invested in shares at net asset value of one or more of a group of investment funds ("Funds"). The Funds currently are:

     - The AIM Dent Demographic Trends Fund of the AIM Variable Insurance Funds, Inc., which is managed by AIM Advisors, Inc. with the assistance of H.S. Dent Advisors, Inc. as sub-adviser;

     - the Alger American Growth Portfolio, Alger American Leveraged AllCap Portfolio, Alger American MidCap Growth Portfolio and Alger American Small Capitalization Portfolio of The Alger American Fund which are managed by Fred Alger Management, Inc.;

     - the VIP Equity-Income Portfolio, VIP Growth Portfolio, and VIP Money Market Portfolio of the Variable Insurance Products Fund, VIP II Asset
       Manager: Growth Portfolio, VIP II Contrafund Portfolio, VIP II Index 500 Portfolio and VIP II Investment Grade Bond Portfolio of the Variable Insurance Products Fund II, and VIP III Growth Opportunities Portfolio of the Variable Insurance Products Fund III, all of which are managed by Fidelity Management & Research Company;

     - the Aggressive Growth Portfolio, Growth Portfolio, International Growth Portfolio and Worldwide Growth Portfolio of the Janus Aspen Series which are managed by Janus Capital Corporation;

     - the Limited Maturity Bond Portfolio, Partners Portfolio and Socially Responsive Portfolio of the Neuberger Berman Advisers Management Trust, which are managed by Neuberger Berman Management Inc. with assistance of Neuberger Berman, LLC as sub-adviser;

     - the Growth Opportunities Portfolio, Growth + Value Portfolio, High Yield Bond Portfolio, International Value Portfolio, MidCap Opportunities Portfolio, and SmallCap Opportunities Portfolio for the Pilgrim Variable Products Trust which are managed by Pilgrim Advisors, Inc.; MagnaCap Portfolio and Research Enhanced Index Portfolio of the Pilgrim Variable Products Trust which are managed by Pilgrim Investments, Inc.; the Growth + Value Portfolio is sub-advised by Navellier Fund Management, Inc., the International Value Portfolio is sub-advised by Brandes Investment Partners, and the Research Enhanced Index Portfolio is sub-advised by J.P. Morgan Investment Management Inc.

     - the Equity Portfolio, Global Equity Portfolio, Managed Portfolio and Small Cap Portfolio of the OCC Accumulation Trust which are managed by OpCap Advisors, a subsidiary of Oppenheimer Capital.

     Purchase Payments allocated to any available Fixed Account, which may include Fixed Account A or Fixed Account C, which are part of the general account of the Company, will be credited with interest at a rate not less than 3% per year. Interest credited in excess of 3%, if any, will be determined at the sole discretion of the Company. That part of the Contract relating to any available Fixed Accounts, which may include Fixed Account A and Fixed Account C, is not registered under the Securities Act of 1933 and the Fixed Accounts are not subject to the restrictions of the Investment Company Act of 1940. (See Appendix A to the Prospectus.)

                                      SAI-2

CUSTODY OF ASSETS
     The Company, whose address appears on the cover of the Prospectus, maintains custody of the assets of the Variable Account. As Custodian, the Company holds cash balances for the Variable Account pending investment in the Investment Funds or distribution. The Investment Fund shares owned by the Sub-accounts are reflected only on the records of the Funds and are not issued in certificated form.

INDEPENDENT AUDITORS
     The financial statements as of December 31, 1999 and the two years then ended of Separate Account One and the statutory basis financial statements of Northern Life Insurance Company as of and for the two years ended December 31, 1999 and 1998, which are included in this Statement of Additional Information, have been audited by, independent auditors, as stated in their reports which are included herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

DISTRIBUTION OF THE CONTRACTS
     The RIA Contracts will be distributed by Washington Square Securities, Inc. ("WSSI"), the principal underwriter which is an affiliate of the Company. The Contracts will be sold by licensed insurance agents in those states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc.

     No fees have been paid to WSSI by the Company in connection with the RIA Series Contracts, as they were not available prior to April 3, 2000.

     The offering of the RIA Series Contracts is continuous.

     There are no special purchase plans or exchange privileges not described in the Prospectus. (See "Reduction of Charges" in the Prospectus.)

     No deduction for a sales charge is made from the Purchase Payments for the RIA Series Contracts. The method used to determine the amount of such charges assessed by the Company is described in the Prospectus under the heading "Charges Made By The Company." There is no difference in the amount of any of the charges described in the Prospectus as between RIA Series Contracts purchased by members of the public as individuals or groups, and RIA Series Contracts purchased by any class of individuals, such as officers, directors or employees of the Company or of the Principal Underwriter.

CALCULATION OF YIELDS AND TOTAL RETURNS
     From time to time, the Company may disclose yields, total returns, and other performance data pertaining to the Contracts for a Sub-Account. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission.

     Because of the charges and deductions imposed under a Contract, the yield for the Sub-Accounts will be lower than the yield for their respective portfolios. The calculations of yields, total returns, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular Contract. Premium taxes currently range from 0% to 3.5% of premium based on the state in which the Contract is sold.

     VIP MONEY MARKET PORTFOLIO SUB-ACCOUNT YIELD. From time to time, advertisements and sales literature may quote the current annualized yield of the Money Market Sub-Account for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the VIP Money Market Portfolio or on its portfolio securities.

     The current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit of

                                      SAI-3
the Money Market Sub-Account at the beginning of the period dividing such net change in account value of the hypothetical account to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: 1) net income from the Portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: 1) Administration Charge; and 2) the Mortality and Expense Risk Charges offset by the Product Asset Credit. Current Yield will be calculated according to the following formula:

     Current Yield = ((NCS -- ES)/UV) X (365/7)

     Where:

      NCS     =    the net change in the value of the Portfolio (exclusive of realized gains or losses on the sale of securities and
                   unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a
                   balance of 1 Sub-Account Accumulation Unit.
      ES      =    per unit expenses attributable to the hypothetical account for the seven-day period.
      UV      =    The Accumulation Unit value on the first day of the
                   seven-day period.

     The current yield of the sub-account for the seven day period ended December 31, 1999 was 5.67%.

     The RIA Series Contracts were not available through the Sub-Account as of December 31, 1999. Therefore, these yields are based on yields experienced by other contracts issued through the Sub-Account.

     EFFECTIVE YIELD. The effective yield of the Money Market Sub-Account determined on a compounded basis for the same seven-day period may also be quoted.

     The effective yield is calculated by compounding the unannualized base period return according to the following formula:

     Effective Yield = (1 + ((NCS -- ES)/UV)) 365/7 -- 1

     Where:

      NCS     =    the net change in the value of the Portfolio (exclusive of realized gains and losses on the sale of securities and
                   unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a
                   balance of 1 Sub-Account unit.
      ES      =    per Accumulation Unit expenses attributable to the
                   hypothetical account for the seven-day period.
      UV      =    the Accumulation Unit value for the first day of the
                   seven-day period.

     The effective yield of the sub-account for the seven day period ended December 31, 1999 was 5.83%.

     The RIA Series Contracts were not available through the Sub-Account as of December 31, 1999. Therefore, these yields are based on yields experienced by other contracts issued through the Sub-Account.

     Because of the charges and deductions imposed under the Contracts, the yield for the Money Market Sub-Account will be lower than the yield for the VIP Money Market Portfolio.

     The current and effective yields on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the VIP Money Market Portfolio, the types and quality of portfolio securities held by VIP Money Market Portfolio and the VIP Money Market Portfolio's operating expenses. Yields on amounts held in the Money Market Sub-Account may also be presented for periods other than a seven-day period.

                                      SAI-4

     OTHER SUB-ACCOUNT YIELDS. From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Sub-Accounts (except the Money Market Sub-Account) for a Contract for 30-day or one-month periods. The annualized yield of a Sub-Account refers to income generated by the Sub-Account over a specific 30-day or one-month period. Because the yield is annualized, the yield generated by a Sub-Account during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

     The yield is computed by: 1) dividing the net investment income of the Fund attributable to the Sub-Account Accumulation Units less Sub-Account expenses for the period; by 2) the maximum offering price per Accumulation Unit on the last day of the period times the daily average number of units outstanding for the period; by 3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. Expenses attributable to the Sub-Account include the Administration Charge, and Mortality and Expense Risk Charges, offset by the Product Asset Credit. For purposes of calculating the 30-day or one-month yield, an average Annual Contract Charge per dollar of Contract Value in the Variable Account is used to determine the amount of the charge attributable to the Sub-Account for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

     Yield = 2 X [(((NI -- ES)/(U X UV)) + 1) 6 -- 1]

     Where:

     NI = net income of the Portfolio for the 30-day or one-month period attributable to the Sub-Account's Accumulation Units.

     ES = expenses of the Sub-Account for the 30-day or one-month period.

     U  = the average number of Accumulation Units outstanding.

     UV = the Accumulation Unit value of the close (highest) of the last day in the 30-day or one-month period.

     The annualized yield for the Pilgrim Variable Product Trust High Yield Bond Portfolio Sub-Account for the month ended December 31, 1999 was 9.26%.

     The annualized yield for the Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio Sub-Account for the month ended December 31, 1999 was 5.35% for the RIA Series Contracts.

     The annualized yield for the VIP II Investment Grade Bond Portfolio Sub-Account for the month ended December 31, 1999 was 5.19%.

     The RIA Series Contracts were not available through the Sub-Account as of December 31, 1999. Therefore, these yields are based on yields experienced by other contracts issued through the Sub-Account.

     Because of the charges and deductions imposed under the Contract, the yield for the Sub-Account will be lower than the yield for the corresponding Fund.

     The yield on the amounts held in the Sub-Accounts normally will fluctuate over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Sub-Account's actual yield is affected by the types and quality of portfolio securities held by the Fund and its operating expenses.

     Yield calculations do not take into account any withdrawal charges. There is no withdrawal charge for RIA Series Contracts.

     AVERAGE ANNUAL TOTAL RETURNS. From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Sub-Accounts for various periods of time, excluding the money market Sub-Account.

     Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be
                                      SAI-5
for the most recent month-end practicable, considering the type and media of the communication and will be stated in the communication.

     Average annual total returns will be calculated using Sub-Account Accumulation Unit values which the Company calculates on each Valuation Date based on the performance of the Sub-Account's underlying Fund, the deductions for the 1.25% Mortality and Expense Risk Charges and the .15% Administration Charge as offset by the Product Asset Credit of .80%. For purposes of calculating average annual total return, an average per dollar Annual Contract Charge attributable to the hypothetical account for the period is used. The calculation also assumes full withdrawal of the Contract at the end of the period for the return quotation. There is no Withdrawal Charge for RIA Series Contracts. The total return will then be calculated according to the following formula:

     TR = ((ERV/P) 1/N) - 1

     Where:

     TR  = The average annual total return net of Sub-Account recurring charges.

     ERV = the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.

     P    = a hypothetical initial payment of $1,000.

     N    = the number of years in the period.

     Following are the Average Annual Total Returns for Sub-Accounts as of December 31, 1999.

                                                            FOR THE 1-YEAR        FOR THE PERIOD FROM
                                                             PERIOD ENDED        DATE OF INCEPTION OF
                                                               12/31/99         SUB-ACCOUNT TO 12/31/99
                                                            --------------      -----------------------
                                                                RIA.S.                  RIA.S.
                                                            --------------      -----------------------
AIM V.I. Dent Demographic Trends Fund.....................         N/A                     N/A
  (Sub-Account Inception: 5/1/00)
Alger American Growth Portfolio...........................       32.94%                  27.48%
  (Sub-Account Inception: 10/20/95)
Alger American Leveraged AllCap Portfolio.................       77.00%                  37.42%
  (Sub-Account Inception: 10/20/95)
Alger American MidCap Growth Portfolio....................       31.06%                  19.92%
  (Sub-Account Inception: 10/20/95)
Alger American Small Capitalization Portfolio.............       42.56%                  15.80%
  (Sub-Account Inception: 10/20/95)
Fidelity VIP Equity-Income Portfolio......................        5.69%                  15.40%
  (Sub-Account Inception: 10/20/95)
Fidelity VIP Growth Portfolio.............................       36.61%                  25.75%
  (Sub-Account Inception: 10/20/95)
Fidelity VIP II Asset Manager: Growth Portfolio...........       14.57%                  18.95%
  (Sub-Account Inception: 10/20/95)
Fidelity VIP II Contrafund Portfolio......................       23.51%                  23.85%
  (Sub-Account Inception: 10/20/95)
Fidelity VIP II Index 500 Portfolio.......................       19.79%                  25.75%
  (Sub-Account Inception: 10/20/95)
Fidelity VIP II Investment Grade Bond Portfolio...........         N/A                     N/A
  (Sub-Account Inception: 4/30/99)
Fidelity VIP III Growth Opportunities Portfolio...........         N/A                     N/A
  (Sub-Account Inception: 1/1/99)
Janus Aspen Aggressive Growth Portfolio...................      124.06%                  63.92%
  (Sub-Account Inception: 8/8/97)

                                      SAI-6

                                                            FOR THE 1-YEAR        FOR THE PERIOD FROM
                                                             PERIOD ENDED        DATE OF INCEPTION OF
                                                               12/31/99         SUB-ACCOUNT TO 12/31/99
                                                            --------------      -----------------------
                                                                RIA.S.                  RIA.S.
                                                            --------------      -----------------------
Janus Aspen Growth Portfolio..............................       43.12%                  32.46%
  (Sub-Account Inception: 8/8/97)
Janus Aspen International Growth Portfolio................       81.19%                  34.30%
  (Sub-Account Inception: 8/8/97)
Janus Aspen Worldwide Growth Portfolio....................       63.47%                  35.08%
  (Sub-Account Inception: 8/8/97)
Neuberger Berman Advisers Management Trust Limited
  Maturity Bond Portfolio.................................        0.87%                   2.90%
  (Sub-Account Inception: 8/8/97)
Neuberger Berman Advisers Management Trust Partners
  Portfolio...............................................        6.73%                   5.58%
  (Sub-Account Inception: 8/8/97)
Neuberger Berman Advisers Management Trust Socially
  Responsive Portfolio(d).................................         N/A                     N/A
  (Sub-Account Inception: 1/1/99)
OCC Equity Portfolio(c)...................................        1.93%                   8.28%
  (Sub-Account Inception: 8/8/97)
OCC Global Equity Portfolio...............................       25.77%                  13.13%
  (Sub-Account Inception: 8/8/97)
OCC Managed Portfolio(c)..................................        4.37%                   4.99%
  (Sub-Account Inception: 8/8/97)
OCC Small Cap Portfolio(c)................................       (2.42)%                 (4.18)%
  (Sub-Account Inception: 8/8/97)
Pilgrim VP Growth Opportunities Portfolio.................         N/A                     N/A
  (Sub-Account Inception: 5/1/00)
Pilgrim VP Growth + Value Portfolio.......................       93.82%                  32.47%
  (Sub-Account Inception: 10/20/95)
Pilgrim VP High Yield Bond Portfolio......................       (1.91)%                 (0.75)%
  (Sub-Account Inception: 8/8/97)
Pilgrim VP International Value Portfolio..................       49.28%                  26.40%
  (Sub-Account Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio.............................         N/A                     N/A
  (Sub-Account Inception: 5/1/00)
Pilgrim VP MidCap Portfolio...............................         N/A                     N/A
  (Sub-Account Inception: 5/1/00)
Pilgrim VP Research Enhanced Index Portfolio(b)...........        5.19%                   6.51%
  (Sub-Account Inception: 10/20/95)
Pilgrim VP SmallCap Opportunities
  Portfolio(a)............................................      139.60%                  37.38%
  (Sub-Account Inception: 10/20/95)

     RIA.S. = RIA Series Contract.

     From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the Sub-Accounts commenced operations. Such performance information for the Sub-Accounts will be calculated based on the performance of the Funds and the assumption that the Sub-Accounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges currently in effect. There are no withdrawal charges since RIA Series Contracts have no withdrawal charges.

                                      SAI-7

     Such average annual total return information for the Sub-Accounts is as follows:

                                           FOR THE 1-YEAR   FOR THE 5-YEAR   FOR THE 10-YEAR    FOR THE PERIOD FROM
                                            PERIOD ENDED     PERIOD ENDED     PERIOD ENDED     DATE OF INCEPTION OF
                                              12/31/99         12/31/99         12/31/99       PORTFOLIO TO 12/31/99
                                           --------------   --------------   ---------------   ---------------------
               SUB-ACCOUNT                     RIA.S.           RIA.S.           RIA.S.               RIA.S.
               -----------                 --------------   --------------   ---------------   ---------------------
AIM V.I. Dent Demographic Trends Fund....         N/A             N/A
  (Portfolio Inception:   /  /    )
Alger American Growth Portfolio..........       32.94%          30.16%            22.16%               22.31%
  (Portfolio Inception: 1/9/89)
Alger American Leveraged AllCap
  Portfolio..............................       77.00%            N/A               N/A                45.58%
  (Portfolio Inception: 1/25/95)
Alger American MidCap Growth Portfolio...       31.06%          25.38%              N/A                23.97%
  (Portfolio Inception: 5/3/93)
Alger American Small Capitalization
  Portfolio..............................       42.56%          21.91%            17.51%               20.14%
  (Portfolio Inception: 9/21/88)
Fidelity VIP Equity-Income Portfolio.....        5.69%          17.90%            13.80%               13.10%
  (Portfolio Inception: 10/9/86)
Fidelity VIP Growth Portfolio............       36.61%          28.96%            19.22%               18.05%
  (Portfolio Inception: 10/9/86)
Fidelity VIP II Asset Manager: Growth
  Portfolio..............................       14.57%            N/A               N/A                19.45%
  (Portfolio Inception: 1/3/95)
Fidelity VIP II Contrafund Portfolio.....       23.51%            N/A               N/A                26.97%
  (Portfolio Inception: 1/3/95)
Fidelity VIP II Index 500 Portfolio......       19.79%          27.40%              N/A                20.36%
  (Portfolio Inception: 8/27/92)
Fidelity VIP II Investment Grade Bond
  Portfolio..............................       (1.64)%          6.65%             6.54%                6.82%
  (Portfolio Inception: 12/5/88)
Fidelity VIP III Growth Opportunities
  Portfolio..............................        3.65%            N/A               N/A                20.79%
  (Portfolio Inception: 1/3/95)
Janus Aspen Aggressive Growth
  Portfolio..............................      124.06%          35.41%              N/A                33.60%
  (Portfolio Inception: 9/13/93)
Janus Aspen Growth Portfolio.............       43.12%          29.11%              N/A                23.53%
  (Portfolio Inception: 9/13/93)
Janus Aspen International Growth
  Portfolio..............................       81.19%          32.46%              N/A                27.40%
  (Portfolio Inception: 5/2/94)
Janus Aspen Worldwide Growth Portfolio...       63.47%          32.80%              N/A                28.93%
  (Portfolio Inception: 9/13/93)
Neuberger Berman Advisers Management
  Trust..................................        0.87%           4.89%             5.22%                6.83%
 Limited Maturity Bond Portfolio
  (Portfolio Inception: 9/10/84)
Neuberger Berman Advisers Management
  Trust..................................        6.73%          20.30%              N/A                16.78%
 Partners Portfolio
  (Portfolio Inception: 3/22/94)
Neuberger Berman Advisers Management
  Trust..................................         N/A             N/A               N/A                  N/A
 Socially Responsive Portfolio
  (Portfolio Inception: 2/18/99)
OCC Equity Portfolio(c)..................        1.93%          19.28%            14.78%               14.97%
  (Portfolio Inception: 8/1/88)
OCC Global Equity Portfolio..............       25.77%            N/A               N/A                17.37%
  (Portfolio Inception: 3/1/95)

                                      SAI-8

                                           FOR THE 1-YEAR   FOR THE 5-YEAR   FOR THE 10-YEAR    FOR THE PERIOD FROM
                                            PERIOD ENDED     PERIOD ENDED     PERIOD ENDED     DATE OF INCEPTION OF
                                              12/31/99         12/31/99         12/31/99       PORTFOLIO TO 12/31/99
                                           --------------   --------------   ---------------   ---------------------
               SUB-ACCOUNT                     RIA.S.           RIA.S.           RIA.S.               RIA.S.
               -----------                 --------------   --------------   ---------------   ---------------------
OCC Managed Portfolio(c).................        4.37%          18.99%            15.91%               16.99%
  (Portfolio Inception: 8/1/88)
OCC Small Cap Portfolio(c)...............       (2.42)%          7.70%            10.45%               10.81%
  (Portfolio Inception: 8/1/88)
Pilgrim VP Growth Opportunities
  Portfolio..............................         N/A             N/A               N/A                  N/A
  (Portfolio Inception: 4/30/00)
Pilgrim VP Growth + Value Portfolio......       93.82%          31.77%              N/A                28.30%
  (Portfolio Inception: 5/6/94)
Pilgrim VP High Yield Bond Portfolio.....       (3.80)%          7.62%              N/A                 6.51%
  (Portfolio Inception: 5/6/94)
Pilgrim VP International Value
  Portfolio..............................       49.28%            N/A               N/A                26.40%
  (Portfolio Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio............         N/A             N/A               N/A                  N/A
  (Portfolio Inception: 4/30/00)
Pilgrim VP MidCap Opportunities
  Portfolio..............................         N/A             N/A               N/A                  N/A
  (Portfolio Inception: 4/30/00)
Pilgrim VP Research Enhanced.............        5.19%           7.79%              N/A                 7.10%
 Index Portfolio(b)
  (Portfolio Inception: 5/6/94)
Pilgrim VP SmallCap Opportunities........      139.60%          34.35%              N/A                30.19%
  Portfolio(a)(Portfolio Inception:
    5/6/94)

------------------------
++ Key: RIA.S. = RIA Series Contract.

     The Company may also disclose average annual total returns for the Funds since their inception, including such disclosure for periods prior to the date the Variable Account commenced operations.

     Such average annual total return information for the Funds is as follows:

                                                                                                 FOR THE PERIOD
                                                                                                  FROM DATE OF
                                             FOR THE 1-YEAR   FOR THE 5-YEAR   FOR THE 10-YEAR    INCEPTION OF
                                              PERIOD ENDED     PERIOD ENDED     PERIOD ENDED      PORTFOLIO TO
                 PORTFOLIO                      12/31/99         12/31/99         12/31/99          12/31/99
                 ---------                   --------------   --------------   ---------------   --------------
AIM V.I. Dent Demographic Trends Fund.......        N/A             N/A               N/A              N/A
  (Portfolio Inception:      )
Alger American Growth Portfolio.............      33.74%          30.94%            22.89%           23.05%
  (Portfolio Inception: 1/9/89)
Alger American Leveraged AllCap Portfolio...      78.06%            N/A               N/A            46.44%
  (Portfolio Inception: 1/25/95)
Alger American MidCap Growth Portfolio......      31.85%          26.14%              N/A            24.72%
  (Portfolio Inception: 5/3/93)
Alger American Small Capitalization
  Portfolio.................................      43.42%          22.64%            18.22%           20.85%
  (Portfolio Inception: 9/21/88)
Fidelity VIP Equity-Income Portfolio........       6.33%          18.61%            14.49%           13.78%
  (Portfolio Inception: 10/9/86)
Fidelity VIP Growth Portfolio...............      37.44%          29.74%            19.94%           18.76%
  (Portfolio Inception: 10/9/86)
Fidelity VIP II Asset Manager: Growth
  Portfolio.................................      15.26%            N/A               N/A            20.16%
  (Portfolio Inception: 1/3/95)
Fidelity VIP II Contrafund Portfolio........      24.25%            N/A               N/A            27.73%
  (Portfolio Inception: 1/3/95)

                                      SAI-9

                                                                                                 FOR THE PERIOD
                                                                                                  FROM DATE OF
                                             FOR THE 1-YEAR   FOR THE 5-YEAR   FOR THE 10-YEAR    INCEPTION OF
                                              PERIOD ENDED     PERIOD ENDED     PERIOD ENDED      PORTFOLIO TO
                 PORTFOLIO                      12/31/99         12/31/99         12/31/99          12/31/99
                 ---------                   --------------   --------------   ---------------   --------------
Fidelity VIP II Index 500 Portfolio.........      20.51%          28.16%              N/A            21.07%
  (Portfolio Inception: 8/27/92)
Fidelity VIP II Investment Grade Bond
  Portfolio.................................      (1.05)%          7.30%             7.19%            7.46%
  (Portfolio Inception: 12/5/88)
Fidelity VIP III Growth Opportunities
  Portfolio.................................       4.27%            N/A               N/A            21.51%
  (Portfolio Inception: 1/3/95)
Janus Aspen Aggressive Growth Portfolio.....     125.40%          36.23%              N/A            34.40%
  (Portfolio Inception: 9/13/93)
Janus Aspen Growth Portfolio................      43.98%          29.89%              N/A            24.27%
  (Portfolio Inception: 9/13/93)
Janus Aspen International Growth
  Portfolio.................................      82.27%          33.25%              N/A            28.17%
  (Portfolio Inception: 5/2/94)
Janus Aspen Worldwide Growth Portfolio......      64.45%          33.60%              N/A            29.69%
  (Portfolio Inception: 9/13/93)
Neuberger Berman Advisers Management Trust
  Limited Maturity Bond Portfolio...........       1.48%           5.52%             5.86%            7.47%
  (Portfolio Inception: 9/10/84)
Neuberger Berman Advisers Management Trust
  Partners Portfolio........................       7.37%          21.03%              N/A            17.47%
  (Portfolio Inception: 3/22/94)
Neuberger Berman Advisers Management Trust
  Socially Responsive Portfolio.............        N/A             N/A               N/A              N/A
  (Portfolio Inception: 2/18/99)
OCC Equity Portfolio(c).....................       2.54%          20.12%            15.53%           15.71%
  (Portfolio Inception: 8/1/88)
OCC Global Equity Portfolio.................      26.53%            N/A               N/A            18.17%
  (Portfolio Inception: 3/1/95)
OCC Managed Portfolio(c)....................       5.00%          19.80%            16.65%           17.74%
  (Portfolio Inception: 8/1/88)
OCC Small Cap Portfolio(c)..................      (1.83)%          8.35%            11.12%           11.48%
  (Portfolio Inception: 8/1/88)
Pilgrim VP Growth Opportunities Portfolio...        N/A             N/A               N/A              N/A
  (Portfolio Inception: 4/30/00)
Pilgrim VP Growth + Value Portfolio.........      94.98%          32.56%              N/A            29.07%
  (Portfolio Inception: 5/6/94)
Pilgrim VP High Yield Bond Portfolio........      (3.22)%          8.63%              N/A             7.47%
  (Portfolio Inception: 5/6/94)
Pilgrim VP International Value Portfolio....      50.18%            N/A               N/A            27.15%
  (Since Inception 8/8/97)
Pilgrim VP MagnaCap Portfolio...............        N/A             N/A               N/A              N/A
  (Portfolio Inception: 4/30/00)
Pilgrim VP MidCap Opportunities Portfolio...        N/A             N/A               N/A              N/A
  (Portfolio Inception: 4/30/00)
Pilgrim VP Research Enhanced Index
  Portfolio(b)..............................       5.82%           8.84%              N/A             8.09
  (Portfolio Inception: 5/6/94)
Pilgrim VP SmallCap Opportunities
  Portfolio(a)..............................     141.03%          35.16%              N/A            30.97%
  (Portfolio Inception: 5/6/94)

                                     SAI-10

     The Average Annual Total Returns listed below are calculated based on the assumption that the Sub-Accounts were in existence for the same periods as those indicated for the funds:

                                       FOR THE 1-YEAR    FOR THE 5-YEAR    FOR THE 10-YEAR     FOR THE PERIOD FROM
                                        PERIOD ENDED      PERIOD ENDED      PERIOD ENDED      DATE OF INCEPTION OF
                                          12/31/99          12/31/99          12/31/99        PORTFOLIO TO 12/31/99
                                       --------------    --------------    ---------------    ---------------------
             SUB-ACCOUNT                   RIA.S.            RIA.S.            RIA.S.                RIA.S.
             -----------               --------------    --------------    ---------------    ---------------------
AIM V.I. Dent Demographic Trends
  Fund...............................         N/A              N/A                N/A                   N/A
  (Portfolio Inception:   /  /  )
Alger American Growth Portfolio......       32.94%           30.16%             22.16%                22.31%
  (Portfolio Inception: 1/9/89)
Alger American Leveraged AllCap
  Portfolio..........................       77.00%             N/A                N/A                 45.58%
  (Portfolio Inception: 1/25/95)
Alger American MidCap Growth
  Portfolio..........................       31.06%           25.38%               N/A                 23.97%
  (Portfolio Inception: 5/3/93)
Alger American Small Capitalization
  Portfolio..........................       42.56%           21.91%             17.51%                20.14%
  (Portfolio Inception: 9/21/88)
Fidelity VIP Equity-Income
  Portfolio..........................        5.69%           17.90%             13.80%                13.10%
  (Portfolio Inception: 10/9/86)
Fidelity VIP Growth Portfolio........       36.61%           28.96%             19.22%                18.05%
  (Portfolio Inception: 10/9/86)
Fidelity VIP II Asset Manager: Growth
  Portfolio..........................       14.57%             N/A                N/A                 19.45%
  (Portfolio Inception: 1/3/95)
Fidelity VIP II Contrafund
  Portfolio..........................       23.51%             N/A                N/A                 26.97%
  (Portfolio Inception: 1/3/95)
Fidelity VIP II Index 500
  Portfolio..........................       19.79%           27.40%               N/A                 20.36%
  (Portfolio Inception: 8/27/92)
Fidelity VIP II Investment Grade Bond
  Portfolio..........................       (1.64)%           6.65%              6.54%                 6.82%
  (Portfolio Inception: 12/5/88)
Fidelity VIP III Growth Opportunities
  Portfolio..........................        3.65%             N/A                N/A                 20.79%
  (Portfolio Inception: 1/3/95)
Janus Aspen Aggressive Growth
  Portfolio..........................      124.06%           35.41%               N/A                 33.60%
  (Portfolio Inception: 9/13/93)
Janus Aspen Growth Portfolio.........       43.12%           29.11%               N/A                 23.53%
  (Portfolio Inception: 9/13/93)
Janus Aspen International Growth
  Portfolio..........................       81.19%           32.46%               N/A                 27.40%
  (Portfolio Inception: 5/2/94)
Janus Aspen Worldwide Growth
  Portfolio..........................       63.47%           32.80%               N/A                 28.93%
  (Portfolio Inception: 9/13/93)
Neuberger Berman Advisers Management
  Trust Limited Maturity Bond
  Portfolio..........................        0.87%            4.89%              5.22%                 6.83%
  (Portfolio Inception: 9/10/84)

                                     SAI-11

                                       FOR THE 1-YEAR    FOR THE 5-YEAR    FOR THE 10-YEAR     FOR THE PERIOD FROM
                                        PERIOD ENDED      PERIOD ENDED      PERIOD ENDED      DATE OF INCEPTION OF
                                          12/31/99          12/31/99          12/31/99        PORTFOLIO TO 12/31/99
                                       --------------    --------------    ---------------    ---------------------
             SUB-ACCOUNT                   RIA.S.            RIA.S.            RIA.S.                RIA.S.
             -----------               --------------    --------------    ---------------    ---------------------
Neuberger Berman Advisers Management
  Trust Partners Portfolio...........        6.73%           20.30%               N/A                 16.78%
  (Portfolio Inception: 3/22/94)
Neuberger Berman Advisers Management
  Trust Socially Responsive
  Portfolio..........................         N/A              N/A                N/A                   N/A
  (Portfolio Inception: 2/18/99)
OCC Equity Portfolio (c).............        1.93%           19.28%             14.78%                14.97%
  (Portfolio Inception: 8/1/88)
OCC Global Equity Portfolio..........       25.77%             N/A                N/A                 17.37%
  (Portfolio Inception: 3/1/95)
OCC Managed Portfolio (c)............        4.37%           18.99%             15.91%                16.99%
  (Portfolio Inception: 8/1/88)
OCC Small Cap Portfolio (c)..........       (2.42)%           7.70%             10.45%                10.81%
  (Portfolio Inception: 8/1/88)
Pilgrim VP Growth Opportunities
  Portfolio..........................         N/A              N/A                N/A                   N/A
  (Portfolio Inception: 4/30/00)
Pilgrim VP Growth + Value
  Portfolio..........................       93.82%           31.77%               N/A                 28.30%
  (Portfolio Inception: 5/6/94)
Pilgrim VP High Yield Bond
  Portfolio..........................       (3.80)%           7.62%               N/A                  6.51%
  (Portfolio Inception: 5/6/94)
Pilgrim VP International Value
  Portfolio..........................       49.28%             N/A                N/A                 26.40%
  (Portfolio Inception: 8/8/97)
Pilgrim VP MagnaCap Portfolio........         N/A              N/A                N/A                   N/A
  (Portfolio Inception: 4/30/00)
Pilgrim VP MidCap Opportunities
  Portfolio..........................         N/A              N/A                N/A                   N/A
  (Portfolio Inception: 4/30/00)
Pilgrim VP Research Enhanced Index
  Portfolio (b)......................        5.19%            7.79%               N/A                  7.10%
  (Portfolio Inception: 5/6/94)
Pilgrim VP SmallCap Opportunities
  Portfolio (a)......................      139.60%           34.35%               N/A                 30.19%
  (Portfolio Inception: 5/6/94)

------------------------

(a) The Pilgrim VP SmallCap Opportunities Portfolio (formerly the Northstar Galaxy Trust Emerging Growth Portfolio) operated under an investment objective of seeking income balanced with capital appreciation from inception through November 8, 1998, when the investment objective was modified to seeking long-term capital appreciation.

(b) The Pilgrim VP Research Enhanced Index Portfolio (formerly the Northstar Galaxy Trust Multi-Sector Bond Portfolio) operated under an investment objective of seeking current income while preserving capital through April 29, 1999, when the investment objective was modified to seeking long-term capital appreciation.

(c) On September 16, 1994, an investment company then called Quest for Value Accumulation Trust (the "Old Trust") was effectively divided into two investment funds, the Old Trust and the present OCC Accumulation Trust (the "Trust") at which time the Trust commenced operations. The total net assets for the Equity, Managed, and Small Cap Portfolios immediately after the transaction were $86,789,755, $682,601,380, and $139,812,573, respectively, with respect to the
Old Trust and for the Equity, Managed, and Small Cap Portfolios, $3,764,598, $51,345,102, and $8,129,274, respectively with respect to the Trust. For the period prior to September 14, 1994, the performance figures for the Equity, Managed, and Small Cap Portfolios of the Trust reflect the performance of the Equity, Managed, and Small Cap Portfolios of the Old Trust.

                                     SAI-12

     The Company may disclose Cumulative Total Returns in conjunction with the standard formats described above. The Cumulative Total Returns will be calculated using the following formula:

      CTR     = ERV/P - 1
      Where:
              =the Cumulative Total Return net of Sub-Account recurring
      CTR      charges for the period.
              =the ending redeemable value of the hypothetical investment
      ERV      at the end of the period.
      P       =a hypothetical single payment of $1,000.

     EFFECT OF THE ANNUAL CONTRACT CHARGE ON PERFORMANCE DATA. The Contract provides for a $30 Annual Contract Charge to be deducted annually at the end of each Contract Year, from the Sub-Accounts and the Fixed Accounts based on the proportion that the value of each such account bears to the total Contract Value. For purposes of reflecting the Annual Contract Charge in yield and total return quotations, the annual charge is converted into a per-dollar of per-day charge based on the Annual Contract Charges collected from the average total assets of the Variable Account and the Fixed Accounts during the calendar year.

COMPANY HOLIDAYS
     The Company is closed on the following holidays: New Year's Day, Presidents' Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day (and the day following Thanksgiving Day), Christmas Day, and New Year's Eve. Holidays that fall on a Saturday will be recognized on the previous Friday. Holidays that fall on a Sunday will be recognized on the following Monday.

FINANCIAL STATEMENTS
     The Statement of Additional Information will include Financial Statements for the Separate Account One as of December 31, 1999 and for the two years ended
December 31, 1999 and 1998        served as independent auditors for the
Separate Account One. Although the financial statements are audited, the period they cover is not necessarily indicative of the longer term performance of the assets held in the Separate Account One.

     The financial statements for the Company as of and for the years ended December 31, 1999 and 1998 have been prepared on the basis of statutory accounting principles ("STAT") rather than generally accepted accounting principles ("GAAP"). The financial statements of the Company, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account One.

[TO BE ADDED BY SUBSEQUENT AMENDMENT]

                                     SAI-13

PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS
     (a) Financial Statements:

        Part A: None

        Part B: Separate Account One*
                Independent Auditors' Report
                Statement of Assets and Liabilities as of December 31, 1999 Combined Statements of Operations and Changes in Contract Owners' Equity
                  for the years ended December 31, 1999 and December 31, 1998
                Notes to Financial Statements

                    Northern Life Insurance Company*
                 Independent Auditors' Report
                 Statutory-Basis Statements of Admitted Assets, Liabilities, Surplus and Other Funds
                   as of December 31, 1999 and 1998
                 Statutory-Basis Statements of Operations for the years ended December 31, 1999 and 1998
                 Statutory-Basis Statements of Changes in Capital and Surplus for the years ended
                   December 31, 1999 and 1998
                 Statutory-Basis Statement of Cash Flows for the years ended December 31, 1999 and 1998
                 Notes to Statutory Basis Financial Statements
                 Independent Auditor's Report on Supplemental Schedule of Assets and Liabilities
                 Supplemental Schedule of Assets and Liabilities for the year ended December 31, 1999

     (b) Exhibits:

     1.   Resolution of the Executive Committee of the Board of Directors of
               Northern Life Insurance Company ("Depositor") authorizing the establishment of Separate Account One ("Registrant").(2)
     2.                                                      Not Applicable.
     3.   (a)   Form of Distribution and Administrative Services Agreement
                between Washington Square Securities, Inc. and Depositor.(2)
          (b)   Form of selling group (or distribution) agreement between
                Washington Square Securities, Inc. and selling group
                members.(2)
          (c)   Form of Amended Broker/Dealer Variable Annuity Compensation
                Schedule.(5)
     4.   (a)   Form of Flexible Premium Individual Deferred Annuity
                Contract (RIA Series -- TSA)
          (b)   Form of Individual Deferred Retirement Annuity Contract (RIA
                Series -- IRA/Non-Qualified)
          (c)   Roth IRA Endorsement.(2)
          (d)   Form of Internal Revenue Code Section 457 Endorsement.(5)
     5.         Contract Application Form (Retail Series, Plus Series and
                RIA Series).(5)
     6.   (a)   Articles of Incorporation of Depositor.(2)
          (b)   Bylaws of Depositor.(2)
     7.   Not Applicable.
     8.   (a)   Form of Participation Agreement by and among AIM Variable
                Insurance Funds, Inc., A I M Distributors, Inc., and
                Northern Life Insurance Company.*
          (b)   Participation Agreement with The Alger American Fund and
                Fred Alger and Company.(2)
          (c)   Participation Agreement among Fidelity Variable Insurance
                Products Fund, Fidelity Distributors Corporation, and
                Northern Life Insurance Company.(2)
          (d)   Amendment to Participation Agreement among Fidelity Variable
                Insurance Products Fund, Fidelity Distributors Corporation,
                and Northern Life Insurance Company, dated July 24, 1997.(3)

                 (e)  Participation Agreement among Fidelity Variable Insurance Products Fund II, Fidelity Distributors
                      Corporation, and Northern Life Insurance Company.(2)
                 (f)  Amendment to Participation Agreement among Fidelity Variable Insurance Products Fund II, Fidelity
                      Distributors Corporation, and Northern Life Insurance Company, dated July 24, 1997.(3)
                 (g)  Form of Participation Agreement among Fidelity Variable Insurance Products Fund III, Fidelity
                      Distributors Corporation and Northern Life Insurance Company.(1)
                 (h)  Participation Agreement by and between the Janus Aspen Series and Northern Life Insurance Company,
                      dated August 8, 1997.(3)
                 (i)  Participation Agreement by and among Northern Life Insurance Company, Neuberger Berman Advisers
                      Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc., dated August 8,
                      1997.(3)
                 (j)  Amendment No. 1 to Participation Agreement by and among Northern Life Insurance Company, Neuberger
                      Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc.
                      dated December 1, 1998.(1)
                 (k)  Participation Agreement by and among OCC Accumulation Trust, Northern Life Insurance Company and
                      OCC Distributors, dated August 8, 1997.(3)
                 (l)  Form of Service Agreement between Northern Life Insurance Company and A I M Advisors, Inc.*
                 (m)  Service Agreement by and between Fred Alger Management, Inc. and Northern Life Insurance Company,
                      dated as of August 8, 1997.(3)
                 (n)  Form of Service Agreement and Contract between ReliaStar Life Insurance Company, WSSI, and
                      Fidelity Investments Institutional Operations Company and Fidelity Distributors Corporation dated
                      January 1, 1997.(4)
                 (o)  Service Agreement by and between Janus Capital Corporation and Northern Life Insurance Company,
                      dated August 8, 1997.(3)
                 (p)  Service Agreement by and between Neuberger Berman Management Inc. and Northern Life Insurance
                      Company, effective August 8, 1997.(3)
                 (q)  Service Agreement by and between OpCap Advisors and Northern Life Insurance Company, dated as of
                      August 8, 1997.(3)
       9.  Consent and Opinion of Stewart D. Gregg as to the legality of the securities being registered.
      10.  Consent of             .*
      11.  No financial statements are omitted from Item 23.
      12.  Not Applicable.
      13.  Schedule of computation of performance data.(1)
      14.  Financial Data Schedule. Not required.
      15.  Powers of Attorney for Richard R. Crowl, Michael J. Dubes, Wayne R. Huneke, Robert C. Salipante, and John G.
           Turner.

------------------------
(1) Incorporated by reference to Post-Effective Amendment No. 7 to the Registrant's Form N-4 Registration Statement, File No. 33-90474, filed April 23, 1999.

(2) Incorporated by reference to Post-Effective Amendment No. 5 to the Registrant's Form N-4 Registration Statement File No. 33-90474, filed April 20, 1998.

(3) Incorporated by reference to Post-Effective Amendment No. 4 to the Registrant's Form N-4 Registration Statement File No. 33-90474, filed July 29, 1997.

(4) Incorporated by reference to Post-Effective Amendment No. 4 to ReliaStar Life Insurance Company's Form N-4 Registration Statement File No. 33-69892, filed April 14, 1997.

(5) Incorporated by reference to Post-Effective Amendment No. 9 to the Registrant's Form N-4 Registration Statement File No. 33-90474, filed November 5, 1999.

 *  To be filed by Pre-Effective Amendment.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL BUSINESS ADDRESS                POSITIONS AND OFFICES WITH DEPOSITOR
-----------------------------------    ------------------------------------------------------------
John G. Turner....................     Director; Chairman
20 Washington Avenue South
Minneapolis, Minnesota 55401
Richard R. Crowl..................     Director; Senior Vice President, General Counsel and
20 Washington Avenue South             Assistant Secretary
Minneapolis, Minnesota 55401
Michael J. Dubes..................     Director; President and Chief Executive Officer
1501 Fourth Avenue
Seattle, Washington 98101
Wayne R. Huneke...................     Director; Assistant Treasurer
20 Washington Avenue South
Minneapolis, Minnesota 55401
Robert C. Salipante...............     Director
20 Washington Avenue South
Minneapolis, Minnesota 55401
Elisabeth R. Bennett..............     Vice President and Medical Director
20 Washington Avenue South
Minneapolis, Minnesota 55401
Richard Contreras.................     Vice President, Marketing
1501 Fourth Avenue
Seattle, Washington 98101
Brad J. Corbin....................     Vice President, Sales
1501 Fourth Avenue
Seattle, Washington 98101
John A. Johnson...................     Vice President
20 Washington Avenue South
Minneapolis, Minnesota 55401
Novian Junus......................     Vice President
1501 Fourth Avenue
Seattle, Washington 98101
Douglas R. Kaufman................     Vice President and Chief Information Officer
1501 Fourth Avenue
Seattle, Washington 98101
Jerome A. Mills...................     Vice President, Strategic Alliances
1501 Fourth Avenue
Seattle, Washington 98101
Jeryl A. Millner..................     Vice President and Chief Financial Officer
1501 Fourth Avenue
Seattle, Washington 98101
Susan M. Bergen...................     Secretary
20 Washington Avenue South
Minneapolis, Minnesota 55401
James R. Miller...................     Treasurer
20 Washington Avenue South
Minneapolis, Minnesota 55401
Chris D. Schreier.................     Vice President and Assistant Treasurer
20 Washington Avenue South
Minneapolis, Minnesota 55401

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT
     Registrant is a separate account of Depositor. Depositor is an indirect, wholly-owned subsidiary of ReliaStar Financial Corp., formerly known as The NWNL Companies, Inc., a Delaware corporation.

     The following chart identifies the subsidiaries of ReliaStar Financial Corp. and their relationship to one another, all of which, except where indicated, are either directly or indirectly wholly-owned by ReliaStar Financial Corp., except for directors' qualifying shares.

                              ORGANIZATIONAL CHART

     ReliaStar Financial Corp., the Parent Company ("RLR"), owns directly or indirectly, capital stock of subsidiary companies as follows as of February 29, 2000 (second and third tier subsidiaries are listed, indented, directly below their parent company):

                                                                     OWNER AND
                          COMPANY                                   PERCENTAGE
                          -------                               -------------------
ReliaStar Life Insurance Company ("RLIC")...................               RLR-100%
  Northern Life Insurance Company ("NLIC")..................              RLIC-100%
     Norlic, Inc............................................              NLIC-100%
  Security-Connecticut Life Insurance Company ("SCL").......              RUSL-100%
     ReliaStar Life Insurance Company of New York
      ("RLNY")..............................................               SCL-100%
  NWNL Benefits Corporation.................................              RLIC-100%
  ReliaStar Reinsurance Group (UK), Ltd.....................              RLIC-100%
ReliaStar Investment Research, Inc..........................               RLR-100%
Washington Square Securities, Inc. ("WSSI").................               RLR-100%
  Washington Square Insurance Agency, Inc. (Puerto Rico)....              WSSI-100%
Pilgrim Capital Corporation ("PHC")  Common.................               RLR-100%
                                     Preferred..............               RLR-100%
  Pilgrim Advisors, Inc.....................................               PHC-100%
  Pilgrim Group, Inc. (PGI).................................               PHC-100%
     Pilgrim Securities, Inc. (PSI).........................               PGI-100%
       Pilgrim Funding, Inc.................................               PSI-100%
     Pilgrim Investments, Inc...............................               PGI-100%
  Express American T.C. Corp................................               PHC-100%
  EAMC Liquidation Corp.....................................               PHC-100%
  Pilgrim Financial, Inc....................................               PHC-100%
IB Holdings, Inc. ("IB")....................................               RLR-100%
  Northeastern Corporation..................................                IB-100%
  The New Providence Insurance Company, Limited.............                IB-100%
Successful Money Management Seminars, Inc. ("SMMS").........               RLR-100%
PrimeVest Financial Services, Inc. ("PVF")..................               RLR-100%
  PrimeVest Insurance Agency of Alabama, Inc................               PVF-100%
  PrimeVest Insurance Agency of New Mexico, Inc.............               PVF-100%
  PrimeVest Insurance Agency of Ohio, Inc.  Class A.........    Robert Chapman-100%
                                            Class B.........               PVF-100%
  Branson Insurance Agency, Inc.............................               PVF-100%
  Granite Investment Services, Inc..........................               PVF-100%
  Bisys Brokerage Services, Inc.............................               PVF-100%
  Bancwest Investment Services, Inc.........................               PVF-100%
Arrowhead, Ltd..............................................               RLR-100%
ReliaStar Payroll Agent, Inc................................               RLR-100%
ReliaStar Bancshares, Inc. ("RBS")..........................               RLR-100%
  ReliaStar Bank ("RB").....................................               RBS-100%
     ReliaStar Investment Services, Inc.....................                RB-100%
ReliaStar Managing Underwriters, Inc........................               RLR-100%
Financial Northeastern Corp. ("FNC")........................               RLR-100%
Financial Northeastern Securities, Inc......................               RLR-100%
FNC Insurance Services, Inc.................................               RLR-100%

ITEM 27. NUMBER OF CONTRACT OWNERS
     As of January 31, 2000, there were 41,366 owners of the Contracts, 38,900 of which were owners of qualified Contracts.

ITEM 28. INDEMNIFICATION
     Reference is hereby made to Article VII, Section 6 of Depositor's Bylaws, filed as an Exhibit to this registration statement filed on Form N-4. The Bylaws of Depositor mandate indemnification by Depositor of its directors, officers and certain others, and permit indemnification of directors, officers, employees and agents of Washington Square Securities, Inc. ("WSSI") under certain conditions.
Section 4.01 of the Bylaws of WSSI mandates indemnification by WSSI of its directors and officers under certain conditions.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Depositor or WSSI, pursuant to the foregoing provisions or otherwise, Depositor and WSSI have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Depositor of expenses incurred or paid by a director or officer or controlling person of Depositor or WSSI in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Depositor or WSSI in connection with the securities being registered, Depositor or WSSI, as the case may be, will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     An insurance company blanket bond is maintained providing $25,000,000 coverage for Depositor and the Principal Underwriter, subject to a $500,000 deductible.

ITEM 29. PRINCIPAL UNDERWRITERS
     WSSI is the distributor and principal underwriter of the Contracts. WSSI also acts as the principal distributor and underwriter of:

     - variable annuity contracts issued by ReliaStar Life Insurance Company ("ReliaStar Life") through the ReliaStar Select Variable Account, a separate account of ReliaStar Life registered as a unit investment trust under the Investment Company Act of 1940;

     - variable life insurance policies issued by ReliaStar Life through Select-Life Variable Account, a separate account of ReliaStar Life registered as a unit investment trust under the Investment Company Act of 1940;

     - variable annuity contracts issued by ReliaStar Life Insurance Company of New York ("RLNY") through the ReliaStar Life Insurance Company of New York Variable Annuity Separate Account II, a separate account of RLNY registered as a unit investment trust under the Investment Company Act of 1940; and

     - variable life insurance policies issued by RLNY through ReliaStar Life Insurance Company of New York Variable Life Separate Account I, a separate account of RLNY registered as a unit investment trust under the Investment Company Act of 1940.

     (a) The directors and officers of WSSI are as follows:

      NAME AND PRINCIPAL
       BUSINESS ADDRESS                     POSITIONS AND OFFICES WITH DEPOSITOR
------------------------------  ------------------------------------------------------------
Wayne R. Huneke                 Director
20 Washington Avenue South
Minneapolis, Minnesota 55401
Robert C. Salipante             Director
20 Washington Avenue South
Minneapolis, Minnesota 55401
Jeffrey A. Montgomery           Director; President and Chief Executive Officer
20 Washington Avenue South
Minneapolis, Minnesota 55401
Kenneth S. Cameranesi           Executive Vice President and Chief Operations Officer
20 Washington Avenue South
Minneapolis, Minnesota 55401
Gene Grayson                    Vice President, National Sales and Marketing
20 Washington Avenue South
Minneapolis, Minnesota 55401
Keith Loveland                  Vice President and Chief Compliance Officer
20 Washington Avenue South
Minneapolis, Minnesota 55401
David A. Sheridan               Vice President
20 Security Drive
Avon, Connecticut 06001
Margaret B. Wall                Vice President
20 Washington Avenue South
Minneapolis, Minnesota 55401
Daniel S. Kuntz                 Assistant Vice President and Treasurer
20 Washington Avenue South
Minneapolis, Minnesota 55401
Susan M. Bergen                 Secretary
20 Washington Avenue South
Minneapolis, Minnesota 55401
Loralee A. Renelt               Assistant Secretary
20 Washington Avenue South
Minneapolis, Minnesota 55401
Allen Kidd                      Assistant Secretary
222 North Arch Road
Richmond, Virginia 23236

     (c) For the year ended December 31, 1999 WSSI received $18,000,541 in fees, including gross concessions, in connection with distribution of the Transfer Series and Flex Series Contracts.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS
     The accounts and records of Registrant are located at the offices of Depositor at 1501 Fourth Avenue, Suite 1000, Seattle, Washington 98101-3620.

ITEM 31. MANAGEMENT SERVICES
     Not applicable.

ITEM 32. UNDERTAKINGS
     Registrant will file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in this Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted.

     Registrant will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     The Depositor and the Registrant rely on a no-action letter issued by the Division of Investment Management to the American Council of Life Insurance on November 28, 1988 and represent that the conditions enumerated therein have been or will be complied with.

     The Depositor represents that the fees and charges deducted under the Advantage series variable annuity contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

     The Depositor and Registrant rely on SEC regulation (section)270.6c-7 with respect to offering variable annuity contracts under the Texas Optional Retirement Program and represent that the provisions of paragraphs (a)-(d) of that regulation have been or will be complied with.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, Registrant has caused this Registration Statement to be signed on its behalf, in the City of Seattle and State of Washington, on this 20th day of March, 2000.

                                         SEPARATE ACCOUNT ONE
                                           (Registrant)

                                         By: NORTHERN LIFE INSURANCE COMPANY
                                            (Depositor)

                                         By      /s/ MICHAEL J. DUBES
                                         ---------------------------------------
                                                    Michael J. Dubes
                                          President and Chief Executive Officer

As required by the Securities Act of 1933 and the Investment Company Act of 1940, Depositor has caused this Registration Statement to be signed on its behalf, in the City of Seattle and State of Washington, on this 20th day of March, 2000.

                                         NORTHERN LIFE INSURANCE COMPANY

                                         By      /s/ MICHAEL J. DUBES
                                         ---------------------------------------
                                                    Michael J. Dubes
                                          President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed on this 20th day of March, 2000 by the following directors and officers of Depositor in the capacities indicated:

                 SIGNATURE                                         TITLE
                 ---------                                         -----

            /s/ MICHAEL J. DUBES                President and Chief Executive Officer
--------------------------------------------
              Michael J. Dubes

            /s/ JERYL A. MILLNER                Vice President and Chief Financial Officer
--------------------------------------------
              Jeryl A. Millner

Richard R. Crowl                     Robert C. Salipante
Michael J. Dubes                     John G. Turner
Wayne R. Huneke

Stewart D. Gregg, by signing his name hereto, does hereby sign this document on behalf of each of the above-named directors of Northern Life Insurance Company pursuant to powers of attorney duly executed by such persons.

                            /s/ STEWART D. GREGG
           ---------------------------------------------------------
                       Stewart D. Gregg, Attorney-In-Fact

                                 EXHIBIT INDEX

     (b) Exhibits

          4.a.   Form of Flexible Premium Individual Deferred Annuity
                 Contract (RIA Series -- TSA)
            b.   Form of Individual Deferred Retirement Annuity Contract (RIA
                 Series -- IRA/Non-Qualified)
            9. Consent and Opinion of Stewart D. Gregg as to the legality of the securities being registered.
           15.   Powers of Attorney.